Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

Ruili International Inc.

Ruili International Merger Sub Inc.

and

SORL AUTO PARTS, INC.

Dated as of November 29, 2019

i

ii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of November 29, 2019 (this “Agreement”), is entered into by and among SORL Auto Parts, Inc., a Delaware corporation (the “Company”), Ruili International Inc., a Delaware corporation (“Parent”), and Ruili International Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). Capitalized terms used herein (including in the immediately preceding sentence) and not otherwise defined herein shall have the meanings set forth in Section 1.1 hereof.

RECITALS

WHEREAS, the parties intend that Merger Sub be merged with and into the Company, with the Company being the surviving corporation on the terms and subject to the conditions set forth herein (the “Merger”) and in accordance with the provisions of the General Corporation Law of the State of Delaware, as amended (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Board”) acting upon the recommendation of the Special Committee (as defined below), has (i) determined that the terms of the Merger and the other transactions contemplated hereby (collectively, the “Transactions”) are fair to, and in the best interests of, the Company and its stockholders (other than the holders of the Excluded Shares (as defined below)) and declared it advisable to enter into this Agreement, (ii) adopted resolutions authorizing and approving the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, and (iii) resolved to recommend that the stockholders of the Company approve this Agreement at the Stockholders’ Meeting (as defined below);

WHEREAS, the respective board of directors of Parent and Merger Sub has each unanimously (i) determined that the terms of this Agreement and the Transactions, including the Merger, are advisable and in the best interests of Parent and Merger Sub, respectively, and their respective stockholders; and (ii) authorized and approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and consummation of the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of Mr. Xiaoping Zhang, Ms. Shuping Chi and Mr. Xiaofeng Zhang (collectively, the “Rollover Shareholders”) and Parent has executed an equity contribution and voting agreement, dated as of the date hereof (the “Support Agreement”), (i) to vote any Shares Beneficially Owned by each of them (“Rollover Shares”), as applicable, in favor of the approval and adoption of this Agreement, the Merger and the Transactions, and (ii) to contribute the Rollover Shares to Parent in exchange for newly issued shares of Parent and receive no consideration for the cancellation of the Rollover Shares in accordance with this Agreement; and

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Ruili Group (as defined below), Parent, Merger Sub, Rollover Shareholders and certain other parties thereto have executed and delivered to the Company an undertaking in favor of the Company and certain other parties thereto, dated as of the date hereof (the “Undertaking”), (i) to guarantee the due and punctual performance and discharge of the payment obligations of Parent and Merger Sub under Section 9.3(b) hereof, and (ii) to make certain undertakings with respect to the Deposit (as defined below) under Section 7.15 hereof.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

Article I
DEFINITIONS AND TERMS

Section 1.1 Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, that an Acceptable Confidentiality Agreement shall not prohibit compliance by the Company with any of the provisions of Section 6.2.

“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; provided that (a) the Rollover Shareholders, Ruili Group, and their respective Affiliates (other than the Group Companies) shall not be deemed to be Affiliates of the Company or any Company’s Subsidiaries and vice versa, and (b) the Rollover Shareholders, Ruili Group, and their respective Affiliates (taking into account the forgoing clause (a)) shall be deemed to be the Affiliates of Parent and Merger Sub.

“Agreement” has the meaning set forth in the Preamble.

“Antitakeover Statutes” has the meaning set forth in Section 4.18.

“Applicable Date” has the meaning set forth in Section 4.7(a).

“Beneficially Owns” shall have the meaning set forth in Rule 13d-3 under the Exchange Act.

“Board” has the meaning set forth in the Recitals.

“Book-Entry Shares” has the meaning set forth in Section 3.1(d).

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in the City of New York, the United States, or Beijing, China are authorized or obligated by Law or executive order to close.

“Bylaws” means the Amended and Restated Bylaws of the Company, as further amended from time to time.

“Certificate of Incorporation” means the Certificate of Incorporation of the Company, as further amended from time to time.

“Certificate of Merger” has the meaning set forth in Section 2.3.

“Certificates” has the meaning set forth in Section 3.1(d).

“Change in Company Recommendation” has the meaning set forth in Section 6.2(e).

“Change in Company Recommendation Notice” has the meaning set forth in Section 6.2(f).

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Code” means the Internal Revenue Code of 1986.

“Company” has the meaning set forth in the Preamble.

“Company Intellectual Property” has the meaning set forth in Section 4.15(a).

“Company Leased Real Property” means each leasehold interest held by any of the Group Companies in any real property used or occupied in connection with the businesses of the Group Companies, in each case that is material to the business of the Group Companies, taken as a whole.

“Company Material Adverse Effect” means any Effect (as defined below) that, individually or in the aggregate with all other Effects, has had, or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities, or results of operations of the Group Companies taken as a whole, other than any such Effect arising out of, relating to or resulting from (i) changes in general business, economic or political conditions or changes in financial, credit or securities markets in general; (ii) changes in GAAP (as defined below) or regulatory accounting requirements (or any interpretation or enforcement thereof) after the date hereof; (iii) changes in applicable Laws (or any interpretation or enforcement thereof) that are applicable to the Company or any of the other Group Companies; (iv) the consummation of the Transactions, or the public announcement or disclosure of this Agreement or the Transactions, or the identity of the parties hereto, including any initiation of stockholder litigation or other legal proceeding related to this Agreement or the Transactions, or any losses of customers or employees, or any disruption in or loss of suppliers, distributors, providers or similar parties with whom the Company or any of the other Group Companies has any relationship (in each case, resulting from the consummation of the Transactions, or the public announcement or disclosure of this Agreement or the Transactions, or the identity of the parties hereto); (v) acts of God, natural disasters, epidemics, declared or undeclared acts of war, acts of sabotage or terrorism, or outbreak or escalation of hostilities; (vi) changes in the market price or trading volume of the Shares (it being understood that the facts or occurrences giving rise to or contributing to such changes in this clause (vi) may be taken into account in determining whether a Company Material Adverse Effect has occurred); (vii) actions or omissions of any of the Group Companies taken that are required by this Agreement or with the written consent or at the written request of Parent, Merger Sub, the Rollover Shareholders or any of their Affiliates or Representatives; (viii) changes, effects or circumstances affecting the industries or markets in which the Group Companies operate; (ix) the failure by the Company to meet any internal or industry estimates, expectations, forecasts, guidance, milestones, projections or budgets or internal or published projections of revenue, earnings, cash flow or cash position for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred); (x) any change or prospective change in the Company’s credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change or prospective change may be taken into account in determining whether a Company Material Adverse Effect has occurred); or (xi) any breach of the Transaction Agreements by Parent, Merger Sub or any other party thereunder (other than the Company); provided, that the Effects set forth in clauses (i), (ii), (iii), (v) and (viii) above may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent such Effects, individually or in the aggregate, have a materially disproportionate impact on the Group Companies taken as a whole relative to other participants in the industries in which the Group Companies conduct their businesses (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not a Company Material Adverse Effect has occurred).

“Company Material Contracts” has the meaning set forth in Section 4.14(a).

“Company Permits” has the meaning set forth in Section 4.12(b).

“Company Personnel” has the meaning set forth in Section 4.21(b).

“Company Recommendation” has the meaning set forth in Section 4.4(b).

“Company Related Parties” means the Company and its Subsidiaries and any of their respective former, current and future employees, partners, shareholders, agents, managers, members or Affiliates (excluding any member of the Parent Group).

“Company SEC Reports” has the meaning set forth in Section 4.7(a).

“Company Stockholder Approval” has the meaning set forth in Section 4.19.

“Company Termination Fee” has the meaning set forth in Section 9.3(a).

“Competing Proposal” means any unsolicited bona fide written offer, proposal, inquiry, or indication of interest (other than an offer, proposal, inquiry, or indication of interest by Parent) with respect to a Competing Transaction.

“Competing Transaction” means, other than the Transactions, any transaction or series of transactions for or relating to (i) any merger, reorganization, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, extra-ordinary dividend, share repurchase, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the total revenue, operating income or EBITDA of the Company are attributable; (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses of the Group Companies that constitute or represent 20% or more of the total revenue, operating income, EBITDA or assets of the Group Companies, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities of the Company; or (iv) any general offer, tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of equity securities of the Company; or any combination of the foregoing. For purposes of this definition, revenue, operating income and EBITDA of the Company shall be determined on a consolidated basis for the prior 12-month period preceding the date of determination and shall be determined in accordance with GAAP (or, in the case of EBITDA, in a manner consistent with the Company’s past accounting practices and, with respect to the components of EBITDA that are customarily GAAP items, in any case in accordance with GAAP).

“Confidentiality Agreement” means the confidentiality agreement, dated July 1, 2019, by and among the Company, the Special Committee, the Rollover Shareholders and Ruili Group.

“Consortium Agreement” means the consortium agreement entered into by and among the Rollover Shareholders and Ruili Group, dated as of April 25, 2019, as may be further amended and supplemented from time to time in accordance with this Agreement.

“Contract” means any legally binding contract, subcontract, lease, understanding, arrangement, instrument, note, option, warranty, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“D&O Insurance” has the meaning set forth in Section 7.5(d).

“Delaware Secretary of State” has the meaning set forth in Section 2.3.

“Deposit” has the meaning set forth in Section 7.15.

“Deposit Amount” has the meaning set forth in Section 7.15.

“DGCL” has the meaning set forth in the Recitals.

“Dissenting Shares” has the meaning set forth in Section 3.4(a).

“Effect” means any effect, event, fact, development, circumstance, condition or change.

“Effective Time” has the meaning set forth in Section 2.3.

“Enforceability Exceptions” means any exceptions to the enforceability of any agreement under applicable bankruptcy, insolvency, reorganization or other similar Laws affecting the enforcement of creditors’ rights generally or under principles of equity regarding the availability of remedies.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, joint venture syndicate, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” means any applicable Law binding on the Group Companies or its operations or property as of or prior to the date hereof relating in any way to the environment, natural resources or Hazardous Materials.

“Equity Commitment Letter” means the equity commitment letter, dated November 29, 2019, to Parent from Ruili Group, pursuant to which Ruili Group has committed, subject to the terms and conditions set forth therein, to purchase or cause the purchase of equity securities of Parent, for the cash amount set forth therein.

“Equity Financing” means the financing contemplated by the Equity Commitment Letter.

“Equity Interests” means, with respect to any Entity, any and all shares of capital stock, membership interests, units, profits interests, ownership interests, equity interests, registered capital, and other equity securities of such Entity, and any right, warrant, option, call, commitment, conversion privilege, preemptive right or other right to acquire any of the foregoing, or security convertible into, exchangeable or exercisable for any of the foregoing.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

“Exchange Fund” has the meaning set forth in Section 3.2(a).

“Excluded Shares” means, collectively, (a) Shares held by any of Parent, Merger Sub, the Rollover Shareholders, Ruili Group and any of their respective Affiliates (including the Rollover Shares), and (b) Shares held by the Company or any wholly-owned Subsidiary of the Company (or held in the Company’s treasury).

“Financial Advisor” has the meaning set forth in Section 4.4(c).

“GAAP” has the meaning set forth in Section 4.7(b).

“Governmental Entity” means any: (a) nation, state, commonwealth, province, territory, county, municipality, tribal territory, district or other jurisdiction of any nature; (b) U.S. federal, state, local or municipal, non-U.S. or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal).

“Group Companies” means the Company and each of the Company’s Subsidiaries, other than Ruili Group.

“Hazardous Materials” means any material, chemical, substance or waste that is listed, classified, regulated or defined by a Governmental Entity as “hazardous,” “toxic,” a “pollutant,” a “contaminant” or “radioactive” or words of similar import under applicable Environmental Law.

“Indebtedness” means, with respect to any Person: (a) all indebtedness of such Person for borrowed money, including all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; and (b) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities; in each case, provided that in no event will Indebtedness include any accounts payable or other trade payable arising in the ordinary course of business.

“Indemnified Party” has the meaning set forth in Section 7.5(a).

“Insolvent” shall mean, with respect to any Person (i) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total liabilities, including contingent liabilities, (ii) the present fair saleable value of such Person’s assets is less than the amount required to pay the probable liability (subordinated, contingent or otherwise) of such Person on its debts, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts or liabilities that would be beyond its ability to pay such debts and liabilities as they mature, or (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Intellectual Property” has the meaning set forth in Section 4.15(a).

“knowledge” means, with respect to the Company, such facts and other information that as of the date of determination are actually known (after due inquiry) by any members of the Special Committee.

“Law” means any federal, state, provincial, local, municipal or foreign law, statute, ordinance, regulation, constitution, code, Order, franchise, license, requirement or permit issued, enacted, adopted, promulgated, implemented or otherwise having the force of law or Orders of any Governmental Entity.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

“Lien” means, with respect to any property or asset, any lien, mortgage, charge, pledge, encumbrance or adverse claim, and with respect to securities, in addition to the foregoing, limitation on voting rights or transfer restrictions, but excluding restrictions on transfer pursuant to federal and state securities laws. For the avoidance of doubt, “Lien” does not include a license of Intellectual Property.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 3.1(a).

“Merger Sub” has the meaning set forth in the Preamble.

“NASDAQ” means the NASDAQ Stock Market, LLC.

“NDRC” means the National Development and Reform Commission of the PRC or its competent local counterparts.

“Notice Period” has the meaning set forth in Section 6.2(f).

“Order” means any order, writ, ruling, injunction, judgment, stipulation, determination, award or decree entered by or with any Governmental Entity.

“Parent” has the meaning set forth in the Preamble.

“Parent Group” means collectively, (i) Parent, Merger Sub, the Rollover Shareholders, or Ruili Group, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of Parent, Merger Sub, any Rollover Shareholder, or Ruili Group, (iii) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent, Merger Sub, any Rollover Shareholder or Ruili Group and (iv) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing.

“Parent Material Adverse Effect” means any Effect that prevents or materially impedes, interferes with, hinders or delays or would reasonably be expected to prevent or materially impede, interfere with, hinder or delay (i) the consummation by Parent and Merger Sub of the Merger or any of the other Transactions or (ii) the compliance by each of Parent and Merger Sub of each of their respective obligations under this Agreement in any material respect.

“Parent Proposal” has the meaning set forth in Section 6.2(f).

“Parent Required Approvals” shall mean (i) the filing by Parent or its applicable Affiliate of Parent of an overseas investment registration with NDRC in respect of the Transactions, and the receipt by Parent or its applicable Affiliate of a written acknowledgement issued by NDRC that such registration has been completed; (ii) the filing by Parent or its applicable Affiliate of an outbound investment registration with Zhejiang Provincial Department of Commerce in respect of the Transactions, and the receipt by Parent or its applicable Affiliate of an Enterprise Overseas Investment Certificate issued by Zhejiang Provincial Department of Commerce reflecting such registration; and (iii) after completion of the procedures contemplated by subsections (i) and (ii) above, the registration by Parent with the competent local branch of the State Administration of Foreign Exchange in respect of the Transactions.

“Parent Termination Fee” has the meaning set forth in Section 9.3(b).

“Paying Agent” has the meaning set forth in Section 3.2(a).

“Permitted Liens” means: (a) Liens for Taxes, assessments, charges, levies or claims of payment not yet delinquent, due and payable, or that are being contested in good faith by appropriate proceedings, in each case for which adequate reserves have been established in accordance with GAAP; (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, landlord’s or other Liens or security interests arising or incurred in the ordinary course of business; (c) easements, permits, rights of way, restrictions, covenants, reservations or encroachments, minor defects or irregularities in and other similar matters affecting title to any real property owned or leased by the Group Companies that do not materially impair the value or current use and operation of such properties; (d) any exceptions or other matters disclosed by any title insurance commitment or title insurance policy for any real property owned or leased by the Group Companies; (e) statutory Liens in favor of suppliers of goods or lessors arising or incurred in the ordinary course of business for which payment is not yet due or delinquent; (f) Liens, for Indebtedness, obligations or liabilities that are as of the date hereof described in the Company SEC Reports; (g) Liens for securing any equipment financing incurred in the ordinary course of business; (h) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber; (i) leases (other than capital leases and leases underlying sale and leaseback transactions); (j) Liens imposed by applicable Law; (k) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (l) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business; (m) outbound non-exclusive license agreements and non-disclosure agreements entered into in the ordinary course of business; (n) standard survey and title exceptions; (o) limitations or restrictions on transfers imposed by the Securities Act, blue sky laws and comparable foreign laws governing securities; (p) any Liens to which the underlying fee or any other interest in the leased premises (or the land on which or the building in which the leased premises may be located) is subject, including rights of the landlord under the lease and all superior, underlying and ground leases and renewals, extensions, amendments or substitutions thereof, in each case that do not materially impair the value or current use and operation of the any affected real property owned or leased by the Group Companies; and (q) any other Liens that would not have or be reasonably expected to have a Company Material Adverse Effect.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Policies” has the meaning set forth in Section 4.20.

“PRC” means the People’s Republic of China, provided that solely for the purpose of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Pre-Closing Period” has the meaning set forth in Section 6.1.

“Preferred Stock” means the shares of preferred stock, no par value, of the Company.

“Proceeding” has the meaning set forth in Section 7.5(a).

“Proxy Statement” has the meaning set forth in Section 4.8.

“Release” has the same meaning under the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601(22).

“Representatives” means, with respect to any Person, such Person’s directors, officers, other employees, agents, attorneys, accountants, financial and legal advisors and other representatives.

“RMB” means the legal currency of the PRC.

“Rollover Shareholders” has the meaning set forth in the Recitals.

“Rollover Shares” has the meaning set forth in the Recitals.

“Ruian” means Ruili Group Ruian Auto Parts Co., Ltd., the principal operating Subsidiary of the Company.

“Ruili Group” means Ruili Group Co., Ltd., a limited liability company formed under the laws of the PRC, whose registered business address is No. 2666 Kaifaqu Avenue, Rui’an Economic Development District, Rui’an City, Zhejiang Province 325200, China.

“Sarbanes-Oxley Act” has the meaning set forth in Section 4.7(d).

“Schedule 13E-3” has the meaning set forth in Section 4.8.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Shares” means share of common stock, par value $0.002 per share, of the Company.

“Special Committee” means the special committee of the Board currently consisting of Mr. Xiao Lin and Mr. Binghua Feng, who are each (i) members of the Board, (ii) not affiliated with Parent or Merger Sub and (iii) not members of the Company’s management; provided, however, that solely if the Special Committee no longer exists, it shall mean any other committee of the Board composed solely of independent directors who are (i) not affiliated with Parent or Merger Sub and (ii) not members of the Company’s management.

“Stock Compensation Plan” means the 2005 Stock Compensation Plan, which was adopted by the then-effective Board in July 2005.

“Stockholder Approval” has the meaning set forth in Section 4.19.

“Stockholders’ Meeting” has the meaning set forth in Section 7.2.

“Subsidiary” means, as to any Person, any Person (a) of which such first Person directly or indirectly owns securities or other equity interests representing more than fifty percent (50%) of the aggregate voting power, or (b) of which such first Person possesses directly or indirectly the right to elect a majority of the board of directors or Persons holding similar positions; provided, that, for purposes of this Agreement, none of the Group Companies shall be deemed to be a Subsidiary of Rollover Shareholders, or any of their respective Affiliates prior to the Effective Time.

“Superior Proposal” means a written, bona fide offer or proposal with respect to a Competing Transaction (provided, that for purposes of the definition of “Superior Proposal”, each reference to “20%” in the definition of “Competing Transaction” shall be replaced with “50%”) made by a third party that the Board determines, in good faith judgment acting at the direction of the Special Committee after (i) consultation with its financial advisor and independent legal counsel, (ii) taking into account all terms and conditions of such proposal, including the likelihood and timing of consummation thereof, and (iii) taking into account any changes to this Agreement proposed by Parent in connection with the exercise of its rights in response to such Superior Proposal pursuant to Section 6.2(f), to be more favorable to the Unaffiliated Stockholders than the Merger, provided, however, that any such offer shall not be deemed to be a “Superior Proposal” if the consummation of the transaction contemplated by such offer or proposal is conditional upon the obtaining and/or funding of such financing.

“Support Agreement” has the meaning set forth in the Recitals.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, excise, real or personal property, sales, value added, franchise, withholding, social security, occupation, use, margin, environmental, escheat, unclaimed property, workers’ compensation, service, service use, value added, license, net worth, payroll, franchise, alternative, transfer or recording tax or other tax of any kind whatsoever, including any interest, penalties or additions thereto, whether disputed or not.

“Tax Return” means any report, return, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to any Governmental Entity, with respect to Taxes.

“Termination Date” has the meaning set forth in Section 9.1(b)(iii).

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act), including as defined in Section 13(d) of the Exchange Act, other than Parent, Merger Sub, the Rollover Shareholders, Ruili Group or any of their respective Affiliates.

“Transaction Agreements” means this Agreement, the Undertaking, the Equity Commitment Letter, and the Support Agreement.

“Transactions” has the meaning set forth in the Recitals.

“Unaffiliated Stockholder Approval” has the meaning set forth in Section 4.19.

“Unaffiliated Stockholders” means the stockholders of the Company other than the Rollover Shareholders, Ruili Group, Parent, Merger Sub, the directors and executive officers of the Company, and each of their respective Affiliates, or any other Person (or Affiliate of such Person) having any equity interest in, or any right to acquire any equity interest in, Parent, Merger Sub or Ruili Group or any Person of which Parent, Merger Sub or Ruili Group is a direct or indirect Subsidiary.

“Undertaking” has the meaning set forth in the Recitals.

Section 1.2 Other Definitional Provisions.

(a) The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and references to articles, sections, paragraphs, exhibits and schedules are to the articles, sections and paragraphs of, and exhibits and schedules to, this Agreement, unless otherwise specified.

(b) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.”

(c) Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders and words denoting natural persons shall be deemed to include business entities and vice versa.

(d) The term “or” is not exclusive and the word “will” shall be construed to have the same meaning and effect as the word “shall.”

(e) Any reference to “$” shall be to U.S. dollars.

(f) References to any statute are to that statute, as amended from time to time, and to the rules and regulations promulgated thereunder, in effect as of the date of this Agreement.

Article II
THE MERGER

Section 2.1 The Merger. Subject to the terms and conditions of this Agreement and in accordance with the DGCL, at the Effective Time, the Company and Merger Sub shall consummate the Merger pursuant to which (a) Merger Sub shall merge with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (b) the Company shall be the surviving corporation (the “Surviving Corporation”) in the Merger and shall continue to be governed by the laws of the State of Delaware, and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects set forth in this Agreement and the DGCL.

Section 2.2 Closing; Closing Date. Unless this Agreement shall have been terminated pursuant to Article IX or otherwise mutually agreed in writing between the Company and Parent, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. (Beijing time) (or such other time specified by the parties hereto) at the offices of O’Melveny & Myers LLP, Yin Tai Centre, Office Tower, 37th Floor, No. 2 Jianguomenwai Ave. Chao Yang District, Beijing 100022, on a date to be specified by the Special Committee (on behalf of the Company) and Parent, which shall be as soon as reasonably practicable, but in any event no later than the fifth (5th) Business Day following the day on which the last to be satisfied or, if permissible, waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of those conditions) shall be satisfied or, if permissible, waived in accordance with this Agreement (such date being the “Closing Date”).

Section 2.3 Effective Time. Subject to the terms and conditions of this Agreement, at the Closing, the Company and Merger Sub shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Delaware Secretary of State or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 2.4 Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, the Certificate of Incorporation of the Company, by virtue of the Merger and without any further action by the Surviving Corporation, shall be amended and restated in its entirety to read as the certificate of incorporation of the Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation, provided, however, that, at the Effective Time, (a) the certificate of incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be “SORL Auto Parts, Inc.”, and (b) the indemnification, advancement of expenses and exculpation provisions shall comply with Section 7.5(b). The parties hereto shall take all necessary actions such that the bylaws of the Merger Sub, as in effect immediately prior to the Effective Time, shall be amended and restated in their entirety to become the bylaws of the Surviving Corporation until thereafter amended as provided by Law, the certificate of incorporation of the Surviving Corporation and such bylaws (subject to the indemnification, advancement of expenses and exculpation provisions set forth in Section 7.5(b)).

Section 2.5 Directors and Officers of the Surviving Corporation. The parties hereto shall take all actions necessary at the Effective Time so that (a) the directors of Merger Sub immediately prior to the Effective Time shall become the directors of the Surviving Corporation at the Effective Time and (b) the officers of the Company immediately prior to the Effective Time shall become the officers of the Surviving Corporation at the Effective Time, in each case, unless otherwise determined by Parent in a written notice delivered to the Company in accordance with Section 10.3 prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable Law.

Section 2.6 Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title, and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company, and otherwise) to take such action.

Article III
CONVERSION OF SHARES

Section 3.1 Effects of the Merger.

(a) Merger Consideration. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and Dissenting Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof or the Company or Parent, be converted automatically into the right to receive $4.72 per share in cash (the “Merger Consideration”), without any interest thereon payable in the manner set forth in Section 3.2.

(b) Excluded Shares. All Excluded Shares shall, at the Effective Time, be automatically cancelled and cease to exist, without payment of any consideration or distribution therefor.

(c) Share Capital of Merger Sub. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, be converted into one (1) fully paid and non-assessable share of the common stock, par value $0.001 per share, of the Surviving Corporation, so that after the Effective Time, Parent shall be the holder of all of the issued and outstanding common stock of the Surviving Corporation.

(d) Conversion of Company Securities. At the Effective Time, each Share converted into the right to receive the Merger Consideration without any interest thereon pursuant to Section 3.1(a) shall automatically cease to exist and the holders immediately prior to the Effective Time of outstanding Shares not represented by certificates (“Book-Entry Shares”) and the holders of certificates that, immediately prior to the Effective Time, represent outstanding Shares (the “Certificates”) shall cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such Book-Entry Shares or Certificates in accordance with Section 3.2, the Merger Consideration, without any interest thereon, for each such Share held by them.

(e) Adjustments to Merger Consideration. If at any time between the date of this Agreement and the Effective Time any change in the number of outstanding Shares shall occur as a result of a reclassification, reorganization, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the amount of the Merger Consideration as provided in Section 3.1(a) shall be equitably adjusted to reflect such change.

Section 3.2 Exchange of Certificates Representing Shares; Payments.

(a) Paying Agent. As soon as reasonably practicable after the execution of this Agreement and prior to the Effective Time, Parent shall designate a U.S. based bank or trust company to act as paying agent hereunder (the “Paying Agent”), the identity and the terms of appointment of which shall be reasonably acceptable to the Company, for the purpose of exchanging Certificates and Book-Entry Shares for the Merger Consideration. Immediately prior to the Effective Time, Parent shall deposit or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares at the Effective Time, a cash amount in immediately available funds sufficient for timely payment of the aggregate Merger Consideration to be paid pursuant to Section 3.1 and this Section 3.2 in exchange for all outstanding Shares immediately prior to the Effective Time (other than the Excluded Shares and Dissenting Shares) (such cash amounts being hereinafter referred to as the “Exchange Fund”). Parent (and on and after the Effective Time, the Surviving Corporation) shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of the Shares for the Merger Consideration.

(b) Exchange Procedures. Promptly after the Effective Time (and in any event not later than five (5) Business Day following the Closing Date), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Certificates or Book-Entry Shares whose shares were converted into the right to receive Merger Consideration pursuant to Section 3.1: (i) a letter of transmittal, which shall be in customary form reasonably acceptable to Parent and the Company (at the direction of the Special Committee) and contain such other provisions as Parent and the Company (at the direction of the Special Committee) may reasonably agree, and which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent, upon adherence to the customary procedures set forth in the letter of transmittal; and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration to which the holder thereof is entitled. Upon surrender of a Certificate (or affidavit of loss in lieu thereof) for cancellation to the Paying Agent together with such letter of transmittal, duly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor cash, in the amount (after giving effect to any required withholding of Taxes) equal to (1) the number of Shares formerly represented by such Certificate multiplied by (2) the Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. As promptly as practicable after the Effective Time (and in any event within five (5) Business Days), the Surviving Corporation shall cause the Paying Agent to issue and deliver to each holder of Book-Entry Shares a check or wire transfer for the amount of cash that such holder is entitled to receive pursuant to Section 3.1(a) in respect of such Book-Entry Shares, without such holder being required to deliver a stock certificate to the Paying Agent; provided, that an “agent’s message” has been previously delivered to the Paying Agent regarding such Book-Entry Shares, and such Book-Entry Shares shall then cease to represent any right to receive the Merger Consideration hereunder. No interest shall be paid or accrued on the Merger Consideration payable to holders of Book-Entry Shares or Certificates. If any Merger Consideration is to be paid to a Person other than a Person in whose name the Book-Entry Share or Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay to the Paying Agent any transfer or other Taxes required by reason of payment of the Merger Consideration to a Person other than the registered holder of the Book-Entry Share or Certificate surrendered, or shall establish to the reasonable satisfaction of the Paying Agent that such Tax has been paid or is not applicable.

(c) Investment of the Exchange Fund. The Exchange Fund shall be invested by the Paying Agent as directed by Parent; provided that (i) any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in deposit accounts, certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and (ii) no investment of the Exchange Fund or loss thereon shall relieve any of Parent, the Surviving Corporation or the Paying Agent from making the payments required by this Article III.

(d) No Transfers. At the Effective Time, the share transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled and exchanged for the Merger Consideration with respect to the Shares formerly represented thereby pursuant to this Article III, except as otherwise provided by this Agreement or by Law.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including all interest and the other proceeds of any investments thereof) that remains undistributed to the former holders of Shares for one year after the Effective Time shall be delivered by the Paying Agent to the Surviving Corporation upon the Surviving Corporation’s demand, and any former holders of Shares who have not surrendered their Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in accordance with this Section 3.2 shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of their Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, in each case subject to applicable abandoned property, escheat or similar Law.

(f) No Liability. Notwithstanding the foregoing, none of the Paying Agent, Parent, Merger Sub, Rollover Shareholders, the Surviving Corporation, or the Company, or any stockholder, partner, member, Representative or Affiliate thereof, shall be liable to any Person in respect of cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund remaining unclaimed by former holders of Shares as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(g) Lost, Stolen or Destroyed Certificate. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact (such affidavit shall be in a form reasonably satisfactory to the Surviving Corporation and the Paying Agent) by the Person claiming such Certificate to be lost, stolen or destroyed, and, if required by the Paying Agent or the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct, and upon such terms as may be reasonably required by the Surviving Corporation or the Paying Agent, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent or the Surviving Corporation, as the case may be, will issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of Shares formerly represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration (less any applicable withholding Taxes), without any interest thereon.

Section 3.3 Withholding Rights. Each of Parent, Merger Sub, the Surviving Corporation, the Paying Agent and any other person that has a payment obligation pursuant to this Agreement shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as are required to be deducted or withheld therefrom under the Code or any provision of any other applicable Law relating to Taxes. To the extent that amounts are so deducted or withheld by Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other person that has a payment obligation pursuant to this Agreement, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 3.4 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, all Shares that are issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled pursuant to Section 3.1(b) hereof) and held by holders who shall neither have voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly perfected, and not effectively withdrawn or lost, their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration. At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and cease to exist, and each holder who holds any Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL or, on the terms of this Section 3.4 to receive payment of the Merger Consideration as provided in Section 3.1(a). Such holders of the Dissenting Shares shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares, unless and until such holder fails to comply with the provisions of Section 262 of the DGCL or effectively withdraws or otherwise loses such rights to receive payment of the fair value of such holder’s Shares of under Section 262 of the DGCL or if a court of competent jurisdiction determines that such holder is not entitled to the appraisal provided by Section 262 of the DGCL and such determination has become final and non-appealable. If, after the Effective Time, such holder of the Dissenting Shares fails to comply with the provisions of Section 262 of the DGCL or effectively withdraws or loses such right or if a court of competent jurisdiction determines that such holder is not entitled to the appraisal provided by Section 262 of the DGCL and such determination has become final and non-appealable, such Dissenting Shares shall thereupon be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, without interest thereon.

(b) The Company will give Parent (i) prompt written notice of any written demands received by the Company for appraisal of Shares, written withdrawals of such demands and any other instruments served pursuant to applicable Law that are received by the Company related to the stockholders’ rights of appraisal; and (ii) the opportunity to participate in negotiations and proceedings with respect to such notices and demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, or offer to settle or settle any such demands.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Reports filed prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Report filed on or after the date hereof and excluding any disclosures contained in such documents under the headings “Risk Factors” or “Forward-Looking Statements” and any other disclosures contained or referenced therein to the extent they are cautionary, predictive or forward-looking in nature, in each case, other than specific factual information contained therein); it being further agreed that any information disclosed in any such Company SEC Report shall be deemed disclosure only with respect to a Section of this Agreement to which the relevance of such information is reasonably apparent from the text of such information contained in such Company SEC Report, or (b) as may be disclosed in this Agreement, the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization. Each of the Group Companies is a corporation or other entity duly organized, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of the jurisdiction of its incorporation or organization. Each of the Group Companies has the requisite entity power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Group Companies is duly qualified or licensed to do business and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) as a foreign corporation in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified, licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.2 Certificate of Incorporation. None of the Group Companies is in violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents in any material respect.

Section 4.3 Capitalization. The authorized capital stock of the Company consists of: (i) 50,000,000 Shares, and (ii) 1,000,000 shares of Preferred Stock. As of the date of this Agreement, (a) 19,304,921 Shares are issued and outstanding, all of which have been duly authorized and validly issued, and are fully paid and non-assessable, (b) no shares of the Preferred Stock are issued and outstanding, (c) zero Shares are issued and held in the treasury of the Company, and (d) 1,582,244 Shares are reserved for future issuance pursuant to the Stock Compensation Plan, under which no stock options are presently outstanding. Except as set forth in this Section 4.3 or elsewhere in this Agreement, and except for the Transaction, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) options, warrants, or preemptive, conversion, redemption, share appreciation, repurchase or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of the Company or obligating the Company to issue or sell any shares of capital stock, voting securities or other equity interests of the Company or securities convertible into or exchangeable for capital stock or voting securities or other equity securities of the Company (other than the issuance, sale, transfer or other disposition of securities between or among the Company and its direct or indirect wholly-owned Subsidiaries), or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company. The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the stockholders on any matter. None of the Group Companies is a party to any voting agreement with respect to the voting of any Shares.

Section 4.4 Authorization; Validity of Agreement; Opinion of Financial Advisor.

(a) Assuming the accuracy of the representations in Section 5.9, the Company has the requisite corporate power and authority to execute and deliver this Agreement, and, subject to obtaining the Company Stockholder Approval, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the Transactions, have been duly authorized by the Board, and assuming the accuracy of the representations in Section 5.9, except for obtaining the Company Stockholder Approval and the filing and recordation of appropriate merger documents as required by the DGCL, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, subject to the Company Stockholder Approval (assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub and assuming the accuracy of the representations in Section 5.9), is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

(b) The Special Committee is composed of two (2) members of the Board who are not affiliated with Parent or Merger Sub and are not members of the Company’s management. The Board, at a meeting duly called and held, and acting upon the recommendation of the Special Committee, has (i) determined that the terms of the Transactions are fair to, and in the best interests of, the Company and its stockholders (other than the holders of the Excluded Shares), (ii) determined that the Merger is in the best interests of the Company and the stockholders (other than the holders of the Excluded Shares), and declared that it is advisable for the Company to enter into this Agreement with Parent and Merger Sub, (iii) adopted resolutions authorizing and approving the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth herein, and (iv) subject to the terms of this Agreement (including Section 6.2), resolved to recommend that the Company’s stockholders adopt this Agreement (including the recommendation of the Special Committee, the “Company Recommendation”). The Board, acting upon the recommendation of the Special Committee, has directed that this Agreement be submitted to the Company’s stockholders for their adoption.

(c) The Special Committee has received the written opinion (or oral opinion to be confirmed in writing) of Duff & Phelps, LLC (the “Financial Advisor”), to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the Merger Consideration to be received by the Unaffiliated Stockholders is fair, from a financial point of view, to such stockholders, a copy of which opinion will be delivered to Parent promptly after the execution of this Agreement for informational purposes only. It is agreed and understood that such opinion may not be relied on by Parent, Merger Sub or any of their respective Affiliates.

Section 4.5 Subsidiaries. All of the significant subsidiaries (as such term is defined in the Rule 1-02 of Regulation S-X under the Exchange Act) of the Company are set forth in the Company SEC Reports filed on or prior to the date hereof. Other than the capital stock or other voting securities of, or ownership interests in, the Subsidiaries of the Company, the Company does not own, directly or indirectly, any capital stock or other voting securities of, ownership interests in, any Person. All equity interests in or other voting securities of the Subsidiaries of the Company held by the Company or any other Subsidiary of the Company are validly issued, fully paid and non-assessable (to the extent such concept is applicable in the relevant jurisdiction) and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights (other than Permitted Liens). All such equity interests in and voting securities of the Company’s Subsidiaries owned by the Company or another Subsidiary of the Company are free and clear of any Liens or any other limitations or restrictions on such equity interests (including any limitation or restriction on the right to vote, pledge or sell or otherwise dispose of such equity interests) other than the Permitted Liens. There are no issued, reserved for issuance or outstanding (a) securities of the Company or any Subsidiary of the Company convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (b) options, warrants, or preemptive, conversion, redemption, share appreciation, repurchase or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of any Subsidiary of the Company or obligating the Company or any Subsidiary of the Company to issue or sell any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of any Subsidiary of the Company (other than the issuance, sale, transfer or other disposition of securities between or among the Company and its direct or indirect wholly-owned Subsidiaries), or (c) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company.

Section 4.6 Consents and Approvals; No Violation.

(a) Except for (i) compliance with the applicable requirements of the Securities Act and the Exchange Act, (ii) compliance with the rules and regulations of NASDAQ, (iii) the filing of the Certificate of Merger, and (iv) such filings, registrations, notifications, authorizations, consents or approvals the failure of which to make or obtain would not have a Company Material Adverse Effect, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the Transactions will require on the part of the Company any filing or registration with, notification to, or authorization, consent or approval of any Governmental Entity.

(b) Assuming the consents, approvals, qualifications, orders, authorizations and filings referred to in Section 4.6(a) have been made or obtained and subject to the receipt of the Company Stockholder Approval, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the Transactions will (i) violate any provision of the certificate of incorporation, bylaws, memorandum of association, articles of association (or any equivalent organizational documents) of the Company or any of its Subsidiaries, (ii) result in a violation or breach of, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien (except for Permitted Liens) upon any of the respective properties or assets of any Group Company under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, Contract, agreement or other instrument or obligation to which any Group Company is a party or by which any of them or any of their properties or assets may be bound, or (iii) assuming the accuracy of the representations in Section 5.9, violate any Law applicable to any of the Group Companies or any of their properties or assets, except, in each case of clauses (i) through (iii), for such violations, breaches, defaults, terminations, cancellations, accelerations or other occurrences which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.7 SEC Reports; Internal Control.

(a) The Company has timely filed or furnished all reports and other documents with the SEC required to be filed or furnished by the Company since January 1, 2017 (the “Applicable Date”) (such documents, together with any current reports filed since the Applicable Date by the Company with the SEC on a voluntary basis on Form 8-K, and those filed subsequent to the date hereof, including any amendments, exhibits and schedules thereto and all documents incorporated by reference therein, collectively, the “Company SEC Reports”). As of their respective filing dates, or, if amended prior to the date hereof, as of the date of the last such amendment, the Company SEC Reports (a) complied in all material respects with, to the extent in effect at the time of filing, the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Each of the financial statements (including the related notes, where applicable) of the Company included in the Company SEC Reports was prepared in all material respects in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended, except as otherwise noted therein (subject, in the case of unaudited statements, to normal year-end adjustments and to any other adjustments described therein, including the notes thereto).

(c) The Company is, and has at all times since the Applicable Date been, in compliance in all material respects with: (i) the applicable rules and regulations of NASDAQ; and (ii) the applicable listing requirements of NASDAQ, and, since the Applicable Date, has not received any written notice asserting any non-compliance with the rules and regulations of NASDAQ or the listing requirements of NASDAQ.

(d) The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the related rules and regulations promulgated thereunder. The Company has established and maintains in all material respects disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is made known to the management of the Company as appropriate to allow timely decisions regarding required disclosures. To the knowledge of the Company, (x) there are no “significant deficiencies” or “material weaknesses” in the design or operation of the Company’s internal controls over financial reporting which would reasonably be expected to materially adversely affect the Company’s ability to record, process, summarize and report financial data, and (y) there is no fraud, whether or not material, that involves management or other employees of the Company or any of the Subsidiaries who have a significant role in the Company’s internal control over financial reporting.

Section 4.8 Proxy Statement; Other Information. Subject to the last sentence of this Section 4.8, the information supplied by the Company for inclusion in the proxy statement (the “Proxy Statement”) to be filed by the Company with the SEC in connection with seeking the adoption of this Agreement by the stockholders of the Company and the transaction statement on Schedule 13E-3 (such Schedule 13E-3, as amended or supplemented, the “Schedule 13E-3”) to be filed with the SEC with respect to the Merger will not, at the respective times when such are filed with the SEC or are first mailed to the stockholders of the Company, as the case may be, or at the time of the Stockholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the Schedule 13E-3 will each comply as to form in all material respects as of the date of its first use with the requirements of the Exchange Act. Notwithstanding the foregoing, no representation is made by the Company with respect to statements made or incorporated by reference therein in the Proxy Statement or the Schedule 13E-3 based on information supplied, or required to be supplied, by or on behalf of Parent, Merger Sub, the Rollover Shareholders, Ruili Group or any of their respective Affiliates or Representatives for inclusion or incorporation by reference therein.

Section 4.9 No Undisclosed Liabilities. Except for liabilities or obligations (a) incurred in the ordinary course of business consistent with past practices since January 1, 2019, (b) disclosed in or reflected or reserved against in the Company’s consolidated financial statements (or notes thereto) included in the Company SEC Reports, (c) arising under this Agreement or in connection with the Transactions or for performance of obligations under the express terms of Company Material Contracts or applicable Law, (d) which have been discharged or paid in full in the ordinary course of business consistent with past practices, (e) that are otherwise the subject of any other representation or warranty contained in this Article IV, or (f) which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, none of the Group Companies has, or is responsible for performing or discharging, any accrued, contingent or other liabilities of any nature required to be reflected or reserved against in a consolidated balance sheet of the Company and its consolidated Subsidiaries (and the notes thereto) prepared in accordance with GAAP as applied in preparing the consolidated balance sheet of the Company and its consolidated Subsidiaries included in the Company SEC Reports, whether due or to become due, either matured or unmatured.

Section 4.10 Absence of Certain Changes. Since January 1, 2019 through the date of this Agreement, (a) the Group Companies have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice, and (b) there has not been any Company Material Adverse Effect or any Effects that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.11 Litigation; Orders. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement:

(a) there are no Legal Proceedings pending or, to the knowledge of the Company, threatened in writing against the Group Companies, or any share, security, equity interest, property or asset of any of the Group Companies, before any Governmental Entity; and

(b) there is no Order with respect to any of the Group Companies, or any of the assets owned or used by any of the Group Companies.

Section 4.12 Compliance with Law. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) each of the Group Companies is in compliance with, and since January 1, 2017 has not been given written notice of any violation of, applicable Laws; and

(b) (i) each of the Group Companies is in possession of all grants, authorizations, licenses, permits, consents, certificates, approvals and orders of any Governmental Entity necessary for it to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted (the “Company Permits”), (ii) each of the Group Companies is in compliance with the terms of the Company Permits and all of the Company Permits are valid and in full force and effect and (iii) no suspension, modification, revocation or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened in writing.

Section 4.13 Taxes. Except as set forth in Schedule 4.13 of the Exhibit A attached hereto:

(a) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (x) each of the Group Companies has (i) timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns were true, correct and complete in all material respects when filed and (ii) paid or accrued all material Taxes that are due and payable by any of them, and (y) none of the Group Companies has incurred any liability for Taxes, since the date of the Company’s most recent financial statements filed with the SEC, outside the ordinary course of business or otherwise inconsistent with past practice.

(b) to the knowledge of the Company, since the Applicable Date, the Group Companies have not received written notice of any audits or examinations of any Tax Return of any of the Group Companies, and none of the Group Companies has been notified in writing by any jurisdiction that the jurisdiction believes that such entity was required to file any Tax Return in such jurisdiction that was not filed.

(c) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no outstanding written requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any material Taxes or significant deficiencies against any of the Group Companies.

(d) the Group Companies have withheld and collected all material amounts of Taxes to the extent required by applicable Law to be withheld or collected, and, to the extent required by applicable Laws, have paid over such amounts to the appropriate Governmental Entity.

(e) except as would not have a Company Material Adverse Effect, (i) each of the Company’s Subsidiaries incorporated in the PRC has, in accordance with applicable PRC Law, duly registered with the relevant PRC Governmental Entity, obtained and maintained the validity of all national and local Tax registration certificates and complied in all respects with all requirements imposed by such Governmental Entities, (ii) no submissions made by or on behalf of the Company or any of its Subsidiaries to any Governmental Entities in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any material misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates, and (iii) as of the date hereof, no suspension, revocation or cancellation of any Tax exemptions, preferential treatments or rebates is pending or, to the knowledge of the Company, threatened in writing.

(f) The representations set forth in this Section 4.13 are the sole and exclusive representations in this Agreement with respect to Taxes and any claim for breach of representation with respect to Taxes will be based on the representations made in this Section 4.13 and will not be based on the representations set forth in any other provision of this Agreement.

Section 4.14 Material Contracts.

(a) Except for (i) this Agreement, or (ii) any Contracts to which any of the Group Companies is a party as of the date of this Agreement disclosed in the Company SEC Reports that are filed on or prior to the date hereof (the Contracts described in this Section 4.14(a), collectively, the “Company Material Contracts”), as of the date of this Agreement, none of the Group Companies is a party to or bound by any Contract that is required to be filed by the Company pursuant to Item 15 of Form 10-K under the Exchange Act.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect: (i) each Company Material Contract is valid and binding on the Company or its Subsidiaries, as the case may be, and in full force and effect, in each case except as enforceability may be limited by the Enforceability Exceptions, (ii) to the knowledge of the Company, none of the Group Companies nor any other party to a Company Material Contract is in breach or violation of, or default under, or has taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of, any Company Material Contract, (iii) the Group Companies have not received, in the past two (2) years, any written claim or notice of default under any Company Material Contract which has not been resolved, and (iv) to the knowledge of the Company, the Group Companies have not received, as of the date of this Agreement, any written notice from any counterparty that such counterparty intends to terminate any Company Material Contract.

Section 4.15 Intellectual Property. Except as would not reasonably be expected to have a Company Material Adverse Effect:

(a) the Group Companies own or possess all necessary or required licenses or other necessary or required rights to use in the manner currently used, all material patents, patent rights, trademarks (including common law trademark rights in program titles and other protectable elements), trademark rights, trade names, trade name rights, copyrights, domain names, service marks, service mark rights, applications to register, registrations for, and extension and reissues of, any of the foregoing, trade secrets, know-how and proprietary rights and information, in each case to the extent protected under applicable Laws (the “Intellectual Property”) used in connection with the business of the Group Companies as it is now being conducted (the “Company Intellectual Property”). To the knowledge of the Company, neither the Company nor any of its Subsidiaries has received, in the past twelve (12) months, any written charge, complaint, claim, demand or notice challenging the validity of any of the Company Intellectual Property that has not been resolved;

(b) the Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to, or has the valid right to use all Company Intellectual Property used or held for use in or necessary for the conduct of the business of the Group Companies as currently conducted, free and clear of all Liens other than the Permitted Liens. As of the date hereof, to the knowledge of the Company, no third party is infringing in any material respect a proprietary right in any Company Intellectual Property owned by the Group Companies and the use of the Company Intellectual Property in connection with the Group Companies’ businesses as currently conducted does not materially infringe upon any Intellectual Property of any Person. To the knowledge of the Company, none of the Group Companies has received, in the past two (2) years, any written charge, complaint, claim, demand or notice alleging any such infringement or misappropriation by any of the Group Companies that has not been settled or otherwise resolved;

(c) the consummation of the Transactions would not adversely alter, encumber, impair or extinguish any Company Intellectual Property right of any of the Group Companies; and

(d) the Group Companies have taken commercially reasonable steps in accordance with normal industry practice to maintain the confidentiality of all trade secrets owned, used or held for use by the Group Companies and no such trade secrets have been disclosed other than to employees, representatives and agents of the Group Companies, on a need-to-know basis.

Section 4.16 Real Property. Schedule 4.16 of Exhibit A attached hereto sets forth a list of real properties owned by the Group Companies and all Company Leased Real Properties as of the date of this Agreement, in each case that is material to the business of the Group Companies, taken as a whole. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) each of the Group Companies has good and marketable title to, or, in the case of Company Leased Real Property and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except for the Permitted Liens. There are no pending or, to the knowledge of the Company, threatened in writing, condemnation or imminent domain proceedings that would affect any part of the properties or assets of each of the Group Companies, whether leased, subleased or owned, tangible or intangible, real, personal or mixed, in each case used or held for use in its business; and

(b) each of the leases under which any of the Group Companies holds any Company Leased Real Property is in full force and effect and constitutes a valid and binding obligation of any of the Group Companies. To the knowledge of the Company, none of the Group Companies is in default under any lease.

Section 4.17 Brokers or Finders. No investment banker, broker, finder, consultant or intermediary other than the Financial Advisor, the fees and expenses of which will be paid by the Company, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of the Group Companies.

Section 4.18 Antitakeover Statutes. Assuming the accuracy of the representations in Section 5.9, the Company has taken all action necessary so that any restriction on a “business combination” with the Company, as such term is defined in Section 203 of the DGCL, will not apply to this Agreement, the Merger and the Transactions, and, accordingly, no antitakeover or similar statute or regulation applies or purports to apply to any such transactions. No other “control share acquisition,” “fair price,” “moratorium,” “interested shareholder,” “business combination” or other antitakeover laws enacted under U.S. state or federal Laws (collectively, “Antitakeover Statutes”) apply to this Agreement or any of the Transactions.

Section 4.19 Company Stockholder Approval. The affirmative vote (in person or by proxy) at the Stockholders’ Meeting, or any adjournment or postponement thereof, of (i) the holders of a majority of the outstanding Shares entitled to vote thereon in favor of the adoption of this Agreement (the “Stockholder Approval”) and (ii) Unaffiliated Stockholders holding a majority of the outstanding Shares entitled to vote thereon owned by all Unaffiliated Stockholders (the “Unaffiliated Stockholder Approval” and, together with the Stockholder Approval, the “Company Stockholder Approval”) are the only votes or approvals of the holders of any class or series of capital stock of the Company or any of its Subsidiaries which are necessary to adopt this Agreement and approve the Transactions.

Section 4.20 Insurance. Except as would not have a Company Material Adverse Effect, (i) all insurance policies with respect to the business and assets of the Group Companies (“Policies”) are in full force, (ii) to the knowledge of the Company, none of the Group Companies is in breach or default thereof, and (iii) to the knowledge of the Company, none of the Group Companies has received any written notice of cancellation or threatened cancellation of any of the Policies or of any written claim pending regarding the Group Companies under any of such Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Policies.

Section 4.21 Employee Matters.

(a) Each of the Group Companies incorporated in the PRC is in compliance in all material respects with all applicable labor and employment Laws of the PRC, including all such applicable Laws relating to (i) wages, working hours and any similar mass layoff Law, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation; (ii) the collection and payment of withholding and/or social security Taxes and any similar Tax; and (iii) deductions, payments and contributions of retirement insurance, medical insurance, unemployment insurance, work-related injury insurance, birth and nursery insurance, pension fund insurance and any other social benefit payments required by applicable Law, except, in each case of (i) to (iii), for any non-compliance which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) there are no disputes pending or, to the knowledge of the Company, threatened in writing between any of the Group Companies and any of their respective current or former employees (collectively, “Company Personnel”), including, but not limited to, disputes with respect to the items listed in this Section 4.21(b) whether directly between any of the Group Companies and any Company Personnel or before or involving any Governmental Entity; (ii) there are no collective bargaining agreement or other labor union contract applicable to employees of any of the Group Companies and to which such Group Company is a party to or bound by; (iii) there are no unfair labor practice complaints pending, or to the knowledge of the Company, threatened in writing, against any of the Group Companies before any Governmental Entity; and (iv) there is no strike, slowdown, work stoppage or lockout, or similar activity or, threat thereof, by or with respect to any Company Personnel, nor has there been any such occurrence during the past two (2) years.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the consummation of the Transactions will not (either alone or together with any other event) entitle any individual Company Personnel to receive any severance pay, accelerate the time of payment or vesting or result in any payment or funding of any compensation or benefits under, increase the amount payable or otherwise trigger any other material obligation pursuant to, any Company incentive plans.

Section 4.22 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) the Group Companies are in compliance with all applicable Environmental Laws, and possess and are in compliance with all applicable environmental permits necessary under applicable Law to operate the business as presently operated, (b) to the knowledge of the Company, no property of any Group Company where Hazardous Materials are stored, transported, treated or disposed of on behalf of any Group Company is contaminated with any Release of Hazardous Materials in a manner that a remedial action is to be required under applicable Environmental Law, (c) to the knowledge of the Company, none of the Group Companies has received from a Governmental Entity any written notification alleging that it is liable for any Release or threatened Release of Hazardous Materials, except with respect to any such notification for information concerning any such Release or threatened Release, to the extent such matter has been resolved with the appropriate Governmental Entity or otherwise, and (d) to the knowledge of the Company, since the Applicable Date, none of the Group Companies has received any written claim or complaint, or is presently subject to any Legal Proceeding, relating to non-compliance with any applicable Environmental Laws or any other liabilities pursuant to or arising in connection with any Environmental Laws, environmental permits or Hazardous Materials.

Section 4.23 No Additional Representations. Except for the representations and warranties made by the Company in this Article IV, Parent and Merger Sub acknowledge that neither the Company nor any other person makes any other express or implied representation or warranty with respect to the Company or any Group Companies or their respective businesses, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

Article V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 5.1 Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the laws of the jurisdiction of its incorporation or formation and has the requisite entity power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly qualified or licensed to do business and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) as a foreign corporation in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect. Each of Parent and Merger Sub has furnished to the Company: (i) complete and correct copies of its certificate of incorporation, bylaws, or similar governing documents, as currently in effect, and (ii) a true and complete list of all directors and executive officers of Parent and Merger Sub, as of the date hereof.

Section 5.2 Capitalization.

(a) The authorized share capital of Parent consists of 1,000 shares of common stock, par value US$0.001 per share. As of the date hereof, one share of common stock of Parent is issued and outstanding. All the outstanding shares of Parent are duly authorized, validly issued, fully paid and non-assessable. Except as set forth in the Transaction Agreements, there are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any share capital of, or other equity interests in, Parent or Merger Sub.

(b) The authorized share capital of Merger Sub consists of 1,000 shares of common stock, par value US$0.001 per share. As of the date of this Agreement, one share of common stock of Merger Sub is issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent. All outstanding share capital of Merger Sub is owned by Parent free and clear of all Liens except where failure to own such share capital free and clear would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

Section 5.3 Authorization; Validity of Agreement; Necessary Action. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, and perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement, and the consummation of the Transactions, have been duly authorized by all necessary actions, and no other action on the part of Parent or Merger Sub is necessary to adopt this Agreement or to authorize the execution and delivery this Agreement and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by each of Parent and Merger, and assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions. No vote or consent of the holders of any class or series of share capital of Parent is necessary to approve this Agreement or the Transactions, including the Merger.

Section 5.4 Consents and Approvals; No Violations.

(a) Except for (i) compliance with the applicable requirements of the Securities Act and the Exchange Act, (ii) compliance with the rules and regulations of NASDAQ, (iii) the filing of the Certificate of Merger, (iv) obtaining the Parent Required Approvals, and (v) such filings, registrations, notifications, authorizations, consents or approvals the failure of which to make or obtain would not have a Parent Material Adverse Effect, neither the execution, delivery or performance of this Agreement by Parent and Merger Sub nor the consummation by them of the Transactions will require any filing or registration with, notification to, or authorization, consent or approval of, any Governmental Entity.

(b) Neither the execution, delivery or performance of this Agreement by Parent and Merger Sub nor the consummation by them of the Transactions will (i) violate any provision of the certificate of incorporation or bylaws (or equivalent organizational documents) of Parent or Merger Sub, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent, Merger Sub or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or (iii) violate any Law applicable to Parent, Merger Sub or any of its Subsidiaries or any of their respective properties or assets; except in the case of clauses (ii) and (iii) for such violations, breaches, defaults, terminations, cancellations or accelerations that would not be reasonably expected to have a Parent Material Adverse Effect.

Section 5.5 Proxy Statement; Other Information. None of the information provided by any Parent, Merger Sub, Rollover Shareholders, Ruili Group or their respective Affiliates or Representatives to be included in the Proxy Statement or Schedule 13E-3 will, at the respective times such are filed with the SEC or are first mailed to the stockholders of the Company, as the case may be, or at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information provided by each of Parent, Merger Sub, the Rollover Shareholders, Ruili Group or their respective Affiliates or Representatives to be included in the Proxy Statement and Schedule 13E-3 will comply as to form in all material respects as of the date of its first use with the requirements of the Exchange Act.

Section 5.6 Parent’s Operations. Parent was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and prior to the Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement, the Merger or the other Transactions contemplated by the Transaction Agreements.

Section 5.7 Merger Sub’s Operations. Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Merger or the other Transactions contemplated by the Transaction Agreements.

Section 5.8 Brokers or Finders. No investment banker, broker, finder, consultant or intermediary is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates.

Section 5.9 Share Ownership. Other than the Rollover Shares that will be cancelled at the Effective Time in accordance with the Support Agreement and as set forth in the Schedule 13D/A filed by certain of the Rollover Shareholders with the SEC on April 25, 2019, none of Parent, Merger Sub, the Rollover Shareholders, Ruili Group, or any of their respective Affiliates Beneficially Owns any Shares or other securities convertible into, exchangeable for or exercisable for Shares or any securities of any Subsidiary of the Company and none of the foregoing has any rights to acquire, directly or indirectly, any Shares except pursuant to this Agreement and the Support Agreement.

Section 5.10 Certain Contracts. Parent and Merger Sub have, on or prior to the date of this Agreement, delivered to the Company a true, correct and complete copy of each of the Transaction Agreements and the Consortium Agreement. Other than the Transaction Agreements and the Consortium Agreement, there are no agreements, contracts, arrangements or understandings between Parent, Merger Sub, Rollover Shareholders, Ruili Group or any of their respective Affiliates on the one hand, and any of the Group Companies’ directors, officers, employees or stockholders, on the other hand, (a) that relate to the Transactions, (b) pursuant to which any stockholder of the Company would be entitled to receive consideration with respect to the Transactions of a different amount or nature than the Merger Consideration, (c) pursuant to which any stockholder of the Company has agreed to vote such stockholder’s Shares to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal or (d) pursuant to which any Person has agreed to provide, directly or indirectly, equity capital to Parent, Merger Sub, Rollover Shareholders, Ruili Group or the Company to finance in whole or in part the Transactions, including the Merger.

Section 5.11 Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Group Companies, which investigation, review and analysis was performed by Parent and Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that it, its Affiliates and their respective Representatives have been provided reasonable access to the personnel, properties, facilities and records of the Group Companies for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except for the representations, warranties and covenants of the Company set forth in this Agreement).

Section 5.12 Non-Reliance on Company Estimates. The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Group Companies and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that none of Parent and Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by any of the Group Companies or their respective Affiliates and Representatives or the accuracy or completeness thereof, and none of Parent and Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such person liable with respect thereto, other than intentional fraud in connection therewith.

Section 5.13 Equity Financing.

(a) Parent and Merger Sub at the Closing will have sufficient cash, available lines of credit or other sources of immediately available funds in U.S. dollars to pay the aggregate Merger Consideration and all related expenses and other amounts required to be paid by Parent or Merger Sub in connection with the consummation of the Merger and the other Transactions and to perform their respective obligations under the Transaction Agreements.

(b) Parent has delivered to the Company a true and complete copy of the Equity Commitment Letter, dated as of the date hereof. As of the date hereof, (i) the Equity Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Parent and Ruili Group (subject to the Enforceability Exceptions), and (ii) the Equity Commitment Letter has not been amended or modified and no such amendment or modification is contemplated, and the commitment contained in the Equity Commitment Letter has not been withdrawn or rescinded in any respect. The Equity Commitment Letter provides, and will continue to provide, that the Company is a third-party beneficiary with respect to the provisions therein.

Section 5.14 Undertaking. The Undertaking is in full force and effect and constitutes a legal, valid and binding obligation of Ruili Group, Parent, Merger Sub and Rollover Shareholders and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default or breach on the part of any parties thereto.

Section 5.15 Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated by the Transaction Agreements with the intent to hinder, delay or defraud either present or future creditors. Each of Parent and Merger Sub, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the Transactions (including the payment of the aggregate Merger Consideration and all other amounts required to be paid in connection with the consummation of the Transactions and all related expenses) to occur at the Closing, will not be (and the Surviving Corporation will not be), Insolvent. None of Parent and Merger Sub is in default in any material respect with respect to any Contract to which it is a party.

Section 5.16 Absence of Litigation. There are no Legal Proceedings pending or threatened against Parent or Merger Sub or any property or asset of Parent or Merger Sub and neither Parent nor Merger Sub is subject to any outstanding Order.

Section 5.17 No Other Representations. Except for the representations and warranties expressly contained in this Article V, the Company acknowledges that none of Parent, Merger Sub or any other person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any other matter or with respect to any other information provided to the Company, and that any such other representations and warranties are expressly disclaimed.

Article VI
CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1 Conduct of Business by the Company. During the period from the date of this Agreement until the earlier of the Closing or the date, if any, on which this Agreement is earlier terminated pursuant to Section 9.1 (the “Pre-Closing Period”), except (i) as required by applicable Law, (ii) with the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed), or (iii) as otherwise required or specifically contemplated by the Transaction Agreements, the Company shall, and shall cause each of its Subsidiaries to, conduct its businesses in the ordinary course of business and in a manner consistent with past practices, and use its commercially reasonable efforts to preserve substantially intact the business organization of the Group Companies, comply with all applicable Laws, keep available the services of their present employees, preserve its assets, preserve its relationships with customers, suppliers, licensors, licensees, distributors and others with whom the Company or any Subsidiaries has material business relations as of the date hereof. Without limiting the generality of the foregoing, except (w) as may be required by applicable Law, (x) with the prior consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed, and without limiting the generality of the foregoing, which consent shall be deemed given if approved by any of the Rollover Shareholders in their respective capacity as an officer of the Company), or (y) as otherwise permitted or specifically contemplated by the Transaction Agreements, during the Pre-Closing Period, the Company shall not, and shall not permit any of the other Group Companies to:

(a) amend or otherwise change its certificate of incorporation or bylaws or other applicable organizational documents or governing instruments;

(b) issue, sell, pledge, grant, transfer, encumber or otherwise dispose of any shares of capital stock or other equity interests of the Company or any of its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock or other equity interests of the Company or any of its Subsidiaries (other than by a direct or indirect wholly-owned Subsidiary of the Company to the Company or another direct or indirect wholly-owned Subsidiary of the Company);

(c) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its equity securities or any rights, warrants or options to acquire any such shares or other equity securities, other than, in each case, (i) in satisfaction of obligations pursuant to Contracts existing as of the date hereof (true, correct and complete copies of which have been provided to Parent prior to the date hereof), or (ii) in transactions solely between the Company and any direct or indirect wholly-owned Subsidiaries of the Company or among direct or indirect wholly-owned Subsidiaries of the Company;

(d) declare, set aside or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to its capital stock or other equity interests (except dividends or other distributions in cash, stock or property paid by any direct or indirect wholly-owned Subsidiary of the Company to the Company or to any other direct or indirect wholly-owned Subsidiary of the Company);

(e) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, merger (other than the Merger), consolidation or other reorganization (other than reorganizations involving only wholly-owned Subsidiaries of the Company which would not result in a material increase in the Tax liability of any Group Companies);

(f) acquire, sell, lease, license or subject to any Lien or otherwise dispose of stock or assets or otherwise, any assets, securities or properties, with a value or purchase price (including the value of assumed liabilities) in excess of US$1,000,000 in any single transaction or related series of transactions, except (i) in the ordinary course of business consistent with past practice, (ii) pursuant to existing Contracts, or (iii) incurrence of Permitted Liens or Liens securing Indebtedness permitted under this Section 6.1;

(g) incur, issue or assume any Indebtedness or guarantee or otherwise become liable for any Indebtedness (including increasing the Indebtedness under Contracts in existence as of the date hereof) with an amount in excess of US$1,000,000 in a single transaction or series of related transactions other than (i) in the ordinary course of business and consistent with past practices, (ii) incurred between the Company and any of its direct or indirect wholly-owned Subsidiaries or between any of such direct or indirect wholly-owned Subsidiaries or (iii) any Indebtedness incurred under existing Contracts;

(h) incur or commit to incur any single capital expenditure that is not budgeted in the Company’s current plan approved by the Board as of the date hereof which is in excess of US$1,000,000 or capital expenditures which are, in the aggregate, in excess of US$5,000,000 for the Group Companies taken as a whole;

(i) (A) (x) make any material change in any method of Tax accounting or (y) make or change any material Tax election; (B) file any material amended Tax Return, settle or compromise any material Tax liability except as required by applicable Law; or (C) enter into any material closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund; provided, however, that the Company may pursue, defend, settle, or compromise, in whole or in part, any of the filings, appeals or other Legal Proceedings in connection with Schedule 4.13 of Exhibit A;

(j) effect or become a party to any merger, consolidation, plan of arrangement, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, issuance of bonus shares, division or subdivision of shares, consolidation of shares or similar transaction;

(k) settle any Legal Proceeding before a Governmental Entity involving the payment of monetary damages in excess of US$1,000,000, except for (i) Legal Proceedings in the ordinary course of business, (ii) Legal Proceedings to enforce the terms of the Transaction Agreements, (iii) Legal Proceedings in connection with the Transaction Agreements and the transactions contemplated thereby, or (iv) any Legal Proceedings, in whole or in part, in connection with Schedule 4.13 of Exhibit A;

(l) extend, renew or enter into any Contracts containing non-compete or exclusivity provisions that (i) would materially restrict or limit the operations of the Group Companies or (ii) apply to any current or future Affiliates of the Group Companies, the Surviving Corporation or Parent;

(m) other than in the ordinary course of business consistent with past practice, terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage;

(n) amend in a manner that adversely impacts in any material respect the ability to conduct its business, terminate or allow to lapse any material permits;

(o) fail to use its reasonable best efforts to make in a timely manner the required filings or registrations with the SEC under the Securities Act or the Exchange Act; or

(p) agree, authorize or enter into any Contract to do any of the foregoing.

Section 6.2 No Solicitation.

(a) Subject to the provisions of this Section 6.2, and except for actions or omissions taken by or at the direction of Parent, Merger Sub or the Rollover Shareholders, or their respective Affiliates, including in such Person’s capacity as a director, officer or employee of any of the Group Companies, during the Pre-Closing Period, the Company shall not, and shall not authorize or permit any of its Representatives, any of the Company’s Subsidiaries or any of their respective Representatives to, directly or indirectly:

(i) solicit, initiate or knowingly encourage, or take any other action to knowingly facilitate, any Competing Proposal or any inquiries or the making of any proposal or offer that could reasonably be expected to lead to a Competing Proposal;

(ii) enter into, continue or otherwise engage in discussions or negotiations with any Person or furnish to any person (or any representative thereof) any non-public information with respect to the Company or any of its Subsidiaries, or knowingly cooperate in any way with any person (or any representative thereof), in each case, with the intent to induce the making of, a Competing Proposal or any proposal or offer that could reasonably be expected to lead to a Competing Proposal;

(iii) approve, endorse, recommend or enter into any written agreement in principle, letter of intent, merger agreement, acquisition agreement or other similar written agreement or any Contract relating to any Competing Transaction (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.2(b));

(iv) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement to which the Company is a party (and the Company shall promptly take all actions necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such standstill, confidentiality or similar agreement and to enforce such standstill, confidentiality or similar agreement); or

(v) authorize or direct any of the Representatives of the Company or any of its Subsidiaries to take any action or resolve to propose, agree or publicly announce an intention to do any of the foregoing.

(b) Notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of the Company Stockholder Approval, following the receipt of an unsolicited, written and bona fide proposal or offer regarding a Competing Transaction that was not obtained in violation of this Section 6.2, (i) the Company, the Special Committee and their respective Representatives may communicate with the Person or group of Persons who has made such proposal or offer to clarify and understand the terms and conditions thereof, (ii) notify such Persons of the restrictions of this Section 6.2, (iii) the Company and its Representatives may furnish nonpublic information in response to the request of the Person or group of Persons who has made such proposal or offer, provided that (x) prior to furnishing nonpublic information the Company receives from such Person or group of Persons an executed Acceptable Confidentiality Agreement, and (y) at least 12 hours prior to furnishing any such nonpublic information to such Person or group of Persons, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by the Company to Parent), and (iv) the Company, the Special Committee and their respective Representatives may engage or participate in any discussions or negotiations with the Person or group of Persons who has made such proposal or offer, provided that prior to taking any actions described in clauses (iii) or (iv), the Special Committee shall (A) have determined in good faith, after consultation with its outside legal counsel, that such proposal or offer constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; and (B) provide Parent written notice of the receipt by the Company of any Competing Proposal or any inquiry, offer or proposal that could reasonably be expected to lead to a Competing Proposal (including the identity of the Person or group of Persons making or submitting such Competing Proposal, and details of the material terms and conditions thereof) at least 24 hours prior to taking any such action.

(c) The Company shall keep Parent promptly and reasonably informed with respect to (i) any inquiry or indication of interest that could lead to a Competing Proposal, (ii) the status of any such Competing Proposal and (iii) the status, any material developments and the terms of any material modification thereto. The Company agrees that it will not enter into any agreement with any Person subsequent to the date hereof that prohibits the Company from providing any information or materials to Parent in accordance with, or otherwise complying with, this Section 6.2(c).

(d) The Company shall cease and cause to be terminated any discussions existing as of the date hereof with any Person or group of Persons that relate to any Competing Proposal.

(e) During the Pre-Closing Period, neither the Company nor the Board (in accordance with Section 10.17) nor any committee thereof shall (i) withhold, withdraw, amend, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation, (ii) adopt, approve or recommend any Competing Transaction, or (iii) fail to include the Company Recommendation in the Proxy Statement or fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in any solicitation or recommendation statement on Schedule 14D-9 as promptly as practicable after the commencement of such Competing Transaction (but in any event within ten (10) Business Days following such commencement), or (iv) resolve or agree to take any of the foregoing actions (any of the actions or events described in clauses “(i)” through “(iv)”, a “Change in Company Recommendation”).

(f) Notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of the Company Stockholder Approval, if in response to the receipt by the Company of a Competing Proposal, the Board determines in good faith, upon the direction of the Special Committee following consultation with its financial advisor and outside legal counsel, that such offer or proposal constitutes a Superior Proposal and that the failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties under applicable Laws, the Board or the Special Committee, as the case may be, may (1) make a Change in Company Recommendation in respect of such Superior Proposal, and/or (2) cause the Company to terminate this Agreement under Section 9.1(c)(ii); provided that (i) the Board or the Special Committee has first notified Parent in writing of its intent to take such action (any such notice, a “Change in Company Recommendation Notice”), which notice shall contain the identity of the Person making the Superior Proposal, specify the material terms of the Superior Proposal, contain a copy of the material documents and/or agreements providing for the Superior Proposal and indicate that the Board or the Special Committee intends to effect a Change in Company Recommendation and/or terminate this Agreement; (ii) if requested by Parent in writing, the Company shall, and shall cause its Representatives to, for a period of at least five (5) Business Days following receipt by Parent of the Change in Company Recommendation Notice (such time period, the “Notice Period”) and prior to making any such Change in Company Recommendation and/or terminating this Agreement, negotiate with Parent and any Representative of Parent in good faith (to the extent Parent desires to negotiate) to permit Parent to propose amendments to the terms and conditions of this Agreement and the Transactions (a “Parent Proposal”); (iii) following the Notice Period, and taking into account any Parent Proposal received during the Notice Period, the Board or the Special Committee shall have considered in good faith such Parent Proposal, if any, and shall, prior to making any such Change in Company Recommendation and/or terminating this Agreement, have determined, in respect of such Superior Proposal, that the Superior Proposal would continue to constitute a Superior Proposal if the revisions proposed in such Parent Proposal, if any, were to be given effect; (iv) such Superior Proposal did not result from a material breach of this Section 6.2 (other than any such breach caused by Parent, Merger Sub, the Rollover Shareholders, Ruili Group or their respective Affiliates); and (v) in the event that the Board or the Special Committee (in accordance with Section 10.17) causes the Company to terminate this Agreement in accordance with this Section 6.2(f) pursuant to Section 9.1(c)(ii), the Board or the Special Committee shall cause the Company to pay to Parent the Company Termination Fee in accordance with Section 9.3(a). The Company acknowledges and agrees that, in connection with a Change in Company Recommendation Notice delivered in connection with a Competing Proposal that is determined to be a Superior Proposal, each successive material modification to the financial terms of such Competing Proposal shall be deemed to constitute a new Competing Proposal for purposes of this Section 6.2(f) and shall trigger a new Notice Period, except that the Notice Period shall be at least three (3) Business Days.

(g) Nothing contained in this Agreement shall prohibit the Company or the Board or any committee thereof from (i) making any disclosure to the Company’s stockholders if the Board or any committee thereof has determined in good faith that the failure to do so could reasonably be expected to be inconsistent with applicable Laws (including fiduciary duties), or (ii) complying with Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with respect to a Competing Proposal (or any similar communication to its stockholders in connection with the making or amendment of a tender offer or exchange offer).

Section 6.3 Operation of Parent’s and Merger Sub’s Business. Each of Parent and Merger Sub agrees that, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, it shall not take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied or take any action or fail to take any action which would, or would reasonably likely to, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 6.4 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Article VII
ADDITIONAL AGREEMENTS

Section 7.1 SEC Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement (and, in any event, no later than thirty (30) Business Days after the date of this Agreement), the Company, with the assistance of Parent and Merger Sub, will prepare and cause to be filed with the SEC, the Proxy Statement and the Schedule 13E-3. Parent and Merger Sub shall promptly furnish all information as the Company may reasonably request in connection with such actions and the preparation of the Proxy Statement the Schedule 13E-3. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Proxy Statement and the Schedule 13E-3 comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. The Company, with the assistance of, and after consultation with, Parent and Merger Sub, shall use its reasonable best efforts to (a) respond, as promptly as reasonably practicable, to any comments received from the staff of the SEC with respect to such filings of the Proxy Statement and the Schedule 13E-3, (b) prepare and file, as promptly as reasonably practicable, any amendments or supplements necessary to be filed in response to any such comments or as required by applicable Law, (c) have cleared by the staff of the SEC the Proxy Statement and the Schedule 13E-3, and (d) to the extent required by applicable Law, as promptly as reasonably practicable, prepare, file and distribute to the stockholders any supplement or amendment to the Proxy Statement or the Schedule 13E-3 if any event shall occur as promptly as reasonably practicable after the date the Proxy Statement is cleared by the SEC. The Company shall as promptly as reasonably practicable notify Parent of the receipt of any written comments from the SEC relating to the Proxy Statement. The Company will reasonably cooperate and provide Parent with a reasonable opportunity to review and comment on the draft of the Proxy Statement (including each amendment or supplement thereto), and shall provide Parent with a reasonable opportunity to review and comment in good faith on the draft Schedule 13E-3 (including each amendment or supplement thereto) and all responses to requests for additional information by and replies to comments of the SEC, prior to filing such with or sending such to the SEC, and shall provide Parent with copies of all such filings made and correspondence with the SEC with respect thereto; provided, however, that nothing in this Section 7.1 shall limit or preclude the Board or the Special Committee from effecting a Change of Company Recommendation; provided, further, that no representation, warranty, covenant or agreement is made by the Company with respect to information supplied by Parent, Merger Sub, the Rollover Shareholders, Ruili Group, or their respective Affiliates or Representatives for inclusion or incorporation by reference in the Proxy Statement and the Schedule 13E-3.

(b) Notwithstanding anything herein to the contrary, and subject to compliance with the terms of Section 6.2(f), in connection with any disclosure regarding a Change in Company Recommendation, the Company shall not be required to provide Parent or Merger Sub with the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or another filing by the Company with the SEC, with respect to such disclosure. If at any time prior to the Stockholders’ Meeting, any information should be discovered by any party which should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3 so that the Proxy Statement or the Schedule 13E-3 would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information will promptly notify the other parties and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be promptly filed by the appropriate party with the SEC and, to the extent required by applicable Law, disseminated by the Company to the stockholders of the Company.

Section 7.2 Stockholders’ Meeting. Subject to the other provisions of this Agreement, the Company shall (i) as promptly as reasonably practicable and in any event not later than ten (10) Business Days after the SEC confirms that it has no further comments on, or otherwise clears, the Schedule 13E-3 and the Proxy Statement, take all action required under the DGCL and its Certificate of Incorporation and the Bylaws to duly call, give notice of, convene and hold a meeting of its stockholders promptly following the mailing of the Proxy Statement for the purpose of obtaining the Company Stockholder Approval (the “Stockholders’ Meeting”), with the record date and meeting date of the Stockholders’ Meeting to be determined by the Company after good faith consultation with Parent, and (ii) subject to a Change in Company Recommendation in accordance with Section 6.2, (x) recommend to the stockholders that they approve and adopt this Agreement, and shall include such recommendation in the Proxy Statement, (y) use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and approval of the Transactions, and (z) take all other actions necessary or advisable to secure the Stockholder Approval. Upon prior written request of Parent, the Company shall use its commercially reasonable efforts to advise Parent on a current basis prior to the date of the Stockholders’ Meeting, as to the aggregate tally of proxies received by the Company with respect to the Stockholder Approval. Notwithstanding anything to the contrary contained in this Agreement, the Company may, and Parent may request in writing that the Company, adjourn or postpone the Stockholders’ Meeting, if and to the extent the Special Committee determines in good faith (i) such adjournment or postponement is necessary or advisable to ensure that any supplement or amendment to the Proxy Statement that is required by applicable Law is timely provided to the Company’s stockholders, (ii) if at the time the Stockholders’ Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Stockholders’ Meeting, or (iii) additional time is required to solicit proxies in favor of the adoption of this Agreement.

Section 7.3 Access to Information. During the Pre-Closing Period, upon reasonable prior written notice, the Company shall (and shall cause the respective Representatives of the Group Companies to): (a) provide Representatives of Parent reasonable access, in a manner not disruptive to the operations of the business of the Group Companies, during normal business hours and upon reasonable notice throughout the Pre-Closing Period, to the properties, books, records and other documents and information relating to the Group Companies as may be reasonably requested in writing, (b) furnish promptly to such Representatives all information concerning the business, properties and personnel of the Group Companies as may reasonably be requested in writing, and (c) provide reasonable access to the Group Companies’ Representatives and personnel, to the extent such individuals are not Affiliates of Parent; provided, that nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent if such disclosure would, in the reasonable judgment of the Company, (i) cause significant competitive harm to the Company or its Subsidiaries if the transactions contemplated by this Agreement are not consummated, (ii) violate applicable Law, Order or the provisions of any Contract to which the Company or any of its Subsidiaries is a party, (iii) jeopardize any attorney-client privilege, work product doctrine or any other applicable legal privilege, or (iv) give a third party the right to terminate or accelerate its rights under a Contract entered into prior to the date of this Agreement. All information obtained by the parties pursuant to this Section 7.3 shall be kept confidential in accordance with the Confidentiality Agreement and Section 10.13. Notwithstanding the foregoing, any such investigation shall be conducted in such manner as not to unreasonably interfere with the business or operation of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties.

Section 7.4 Publicity. The initial press release by each of Parent and the Company with respect to the execution of this Agreement shall be reasonably acceptable to Parent and the Company. Neither the Company nor Parent (nor any of their respective Affiliates) shall issue any other press release or make any other public announcement with respect to this Agreement or the Transactions without the prior agreement of the other party, except (a) as may be required by Law or by any listing agreement with a national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other party before making any such public announcements, (b) that the Company shall not be required to obtain the prior agreement of Parent in connection with the receipt and existence of a Competing Proposal and matters related thereto, a Change in Company Recommendation or any action taken by the Company, the Board or the Special Committee permitted under Section 6.2, and (c) the Company may otherwise communicate in the ordinary course with its employees, customers, suppliers and vendors as it deems appropriate. This Section 7.4 shall terminate upon a Change in Company Recommendation.

Section 7.5 Directors’ and Officers’ Insurance and Indemnification.

(a) From and after the Effective Time for a period of six (6) years, Parent shall, and shall cause the Surviving Corporation to, and the Surviving Corporation shall, indemnify and hold harmless, and provide advancement of expenses to, the present and former officers and directors of the Group Companies and any person who becomes a director or officer of Group Companies prior to the Effective Time (each, an “Indemnified Party”) against any and all cost or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Legal Proceeding, whether civil, criminal administrative or investigative to the fullest extent permitted by the DGCL or any other applicable Law or provided under the certificate of incorporation, bylaws, any indemnification agreements and any other governing documents of the Group Companies in effect on the date hereof. In the event of any threatened or pending claim, action, suit, arbitration, proceeding or investigation, whether civil, criminal, administrative or investigative and whether formal or informal (each, a “Proceeding”) to which an Indemnified Party is, has been or becomes a party or with respect to which an Indemnified Party is, has been or becomes otherwise involved (including as a witness), arising in whole or in part out of, or pertaining in whole or in part to, the fact that the Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries or any of their respective predecessors or is or was serving at the request of the Company or any of its Subsidiaries or any of their respective predecessors as an officer, director, employee, fiduciary or agent of another enterprise (including any Proceeding arising out of or pertaining to matters occurring or existing or alleged to have occurred or existed, or acts or omissions occurring or alleged to have occurred, at or prior to the Effective Time, or arising out of or pertaining to this Agreement and the transactions and actions contemplated hereby), (i) Parent shall, and shall cause the Surviving Corporation to, and the Surviving Corporation shall, advance fees, costs and expenses (including reasonable attorney’s fees and disbursements) incurred by each Indemnified Party in connection with and prior to the final disposition of such Proceedings, such fees, costs and expenses (including reasonable attorney’s fees and disbursements) to be advanced within twenty (20) Business Days of receipt by Parent from the Indemnified Party of a request therefor; provided that such Indemnified Party delivers an undertaking to the Surviving Corporation, agreeing to repay such advanced fees, costs and expenses if it is determined by a court of competent jurisdiction in a final non-appealable order that such Indemnified Party was not entitled to indemnification with respect to such fees, costs and expenses, and (ii) none of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Proceeding in which indemnification could be sought by such Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents in writing. If any claim for indemnification is asserted or made by any Indemnified Party pursuant to this Section 7.5, any determination required to be made with respect to whether such Indemnified Party’s conduct complies with the standards under the DGCL, the certificate of incorporation of the Surviving Corporation or any Subsidiary, other applicable Law or any applicable indemnification agreement shall be made by independent legal counsel selected by such Indemnified Party that is reasonably acceptable to the Surviving Corporation. If any Proceeding is brought against any Indemnified Party in which indemnification could be sought by such Indemnified Party under this Section 7.5, (A) each Indemnified Party shall be entitled to retain his or her own counsel in connection with such Proceeding, and (B) no Indemnified Party shall be liable for any settlement effected without his or her prior express written consent.

(b) The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) honor and fulfill in all respects the obligations of the Company under (i) any indemnification, advancement of expenses and exculpation provision set forth in any certificate of incorporation, bylaws and other governing documents of the Company as in effect on the date of this Agreement and (ii) all indemnification agreements between the Company and any of its respective current or former directors and officers and any person who becomes a director or officer of the Company prior to the Effective Time.

(c) From and after the Effective Time for a period of six (6) years, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect all provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) and in the certificate of incorporation, bylaws and other governing documents of the Company’s Subsidiaries regarding (i) elimination of liability of directors, (ii) indemnification of officers, directors and employees and (iii) advancement of expenses, in each case, that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(d) Prior to the Effective Time, the Company may, at its option, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period ending six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time, from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance, with terms, conditions, retentions and limits of liability that are no less favorable to the Indemnified Parties than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Transactions); provided that the maximum aggregate premium for such policies shall not be in excess of 300% of the amount the Company paid for its D&O Insurance in its last full fiscal year; provided, further, that if the premiums of such “tail” policy exceed such amount, the Company may, at its option, obtain such a “tail” policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount. If the Company does not obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable to the Indemnified Parties than as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the amount per annum the Company paid for its D&O Insurance in its last full fiscal year; and provided, further, that if the premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated, and Parent shall cause the Surviving Corporation, to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(e) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.5.

(f) The provisions of this Section 7.5 shall survive consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party referred to in this Section 7.5 and his or her heirs and representatives, and are in addition to, and not in substitution for, any other rights that any such person may have under the certificate of incorporation, bylaws or other governing documents of the Company or any of its Subsidiaries, under the DGCL or any other applicable Law or under any agreement of any Indemnified Party with the Company or any of its Subsidiaries or otherwise.

Section 7.6 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall each use their reasonable best efforts to promptly (i) take, or to cause to be taken, all actions, and to do, or to cause to be done, and to assist and cooperate with the other parties in doing all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions; (ii) execute and deliver any additional instruments necessary to consummate the Transactions; (iii) keep the other parties promptly (and in any event within three (3) days) informed in all material respects of any material communication received by such party, or given by such party, in connection with any proceeding by a private party relating to the Transactions; (iv) permit the other parties to review any material communication (and considering the other parties’ reasonable comments thereto) delivered to, and consulting with the other parties in advance of any meeting or conference with any private party in connection with any proceeding by a private party relating thereto, and giving the other parties the opportunity to attend and participate in such meetings and conferences (to the extent permitted by such private party); and (v) avoid the entry of, or have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the consummation of the Transactions, including defending any lawsuits or other Legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions.

(b) Parent shall, as soon as reasonably practicable after the date of this Agreement, prepare and file, or cause to be prepared and filed, all filings required to obtain the Parent Required Approvals, provided, that the Company will cooperate with Parent in connection with the making of all such filings. Parent shall each use its reasonable best efforts to promptly (i) keep the Company promptly informed the status of matters relating to the Parent Required Approvals; and (ii) avoid the entry of, or have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the consummation of the Transactions, including defending any lawsuits or other Legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions.

(c) Parent shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including, without limitation, (i) employing such resources as are necessary or desirable to obtain the Parent Required Approvals, and (ii) taking any and all steps necessary or desirable to avoid or eliminate each and every impediment under applicable Laws that may be asserted by any Governmental Entity so as to enable the parties hereto to expeditiously consummate the Merger and the Transactions; provided, however, that any such actions taken pursuant to this Section 7.6(c) would not individually or in the aggregate reasonably be expected to be materially adverse to the financial condition, operations, liabilities or results of operations of Parent, Merger Sub and the Company and its Subsidiaries (taken as a whole, after giving effect to the Merger).

Section 7.7 Section 16 Matters. Prior to the Effective Time, the Company shall take all actions reasonably necessary, advisable or appropriate to cause the Transactions and any other dispositions of equity securities of the Company in connection with the Transactions by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.8 Antitakeover Statutes. If the restrictions of any Antitakeover Statutes is or may become applicable to the Merger or the Transactions, each of the Company and Parent, and their respective board of directors shall use their reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render the restrictions of such Antitakeover Statutes inapplicable to, or minimize, to the extent possible, the effects of such statute or regulation on the Transactions.

Section 7.9 Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and shall use reasonable best efforts to take all actions required, proper or advisable to cause the Shares to be de-listed from NASDAQ and deregistered under the Exchange Act as soon as reasonably practicable following the Effective Time.

Section 7.10 Obligations of Merger Sub. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub to take such action.

Section 7.11 Equity Financing. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to (i) obtain the Equity Financing on the terms and conditions described in the Equity Commitment Letter, (ii) maintain in effect the Equity Commitment Letter until the Merger is consummated, (iii) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of and funding under the Equity Commitment Letter applicable to Parent or Merger Sub that are within its control, (iv) seek to enforce its right under the Equity Commitment Letter and (v) consummate the Equity Financing at or prior to the Effective Time. Each of Parent and Merger Sub acknowledges and agrees that the obtaining of the Equity Financing is not a condition to the Closing and reaffirms its obligation to consummate the Transactions irrespective and independent of the availability of the Equity Financing.

Section 7.12 No Amendment to Transaction Agreements. Without the prior written consent of the Special Committee (acting on behalf of the Company), Parent and Merger Sub shall not, and shall cause its respective Affiliates and members of the Parent Group not to (i) amend, modify, withdraw, waive or terminate the Equity Commitment Letter or the Support Agreement, or (ii) enter into or modify any other Contract relating to the Merger or the Transactions in a manner that (x) would be inconsistent with the terms of any Transaction Agreement, or (y) would or would reasonably be expected to prevent or impede, interfere with, hinder or delay (A) the consummation by Parent and Merger Sub of the Merger or any of the other Transactions or (B) the performance by each of Parent and Merger Sub of their respective obligations under this Agreement.

Section 7.13 Participation in Litigation. Prior to the Effective Time, (i) the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any Legal Proceedings commenced or, to the knowledge of such party, threatened in writing against such party and/or its directors which relate to this Agreement or the Transactions, and (ii) the Company shall give Parent the opportunity to participate in the defense or settlement of any Legal Proceedings of stockholders (on their own behalf or on behalf of the Company) against the Company and/or its directors or Representatives relating to this Agreement or the Transactions at its own expense, and no such Legal Proceeding shall be settled or compromised without Parent’s prior written consent, which consent should not be unreasonably withheld, conditioned or delayed.

Section 7.14 Actions Taken at Direction or Acquiescence of Parent or Merger Sub; Knowledge of Parent and Merger Sub. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article IV, Article VI or this Article VII hereof, if (i) Parent, Merger Sub, or the Rollover Shareholders have actual knowledge of such breach as of the date hereof, or (ii) the alleged breach results from an action or inaction by the Company at the direction or acquiescence of Parent, Merger Sub, Rollover Shareholders, or their respective Affiliates or Representatives.

Section 7.15 Deposit. Prior to or contemporaneously with the execution of this Agreement, Ruili Group shall have deposited an amount in RMB that is at least equal to the RMB-equivalent of the Parent Termination Fee payable under Section 9.3(b) (the “Deposit Amount”) into a RMB-denominated bank account owned by Ruian (the “Deposit”). The U.S. dollar to RMB conversion rate shall be the midpoint reference rate announced by the China Foreign Exchange Trading System (as published on the official website of the People’s Bank of China) one (1) Business Day prior to the date such deposit is made. Any amounts (including the applicable Parent Termination Fee) payable by Parent pursuant to Article IX shall be paid out of the Deposit Amount. The Deposit Amount shall be maintained pursuant to the terms and conditions under the Undertaking until the earliest of the occurrence, if any, of (a) the Effective Time, (b) payment of the applicable amount of Parent Termination Fee; (c) if this Agreement is terminated in accordance with its terms, sixty (60) Business Days after the termination of this Agreement if, prior to such time, the Company has not served on Parent a notice of claim for payment of the Parent Termination Fee, and (d) the date of a final, non-appealable decision of a court or arbitral tribunal of competent jurisdiction that no Parent Termination Fee is due and payable to the Company. Upon the earliest occurrence of any event described in the immediately preceding sentence, any proceeds remaining in the Deposit Amount (to the extent that they were not retained for the purposes of the settlement of the applicable amount of the applicable Parent Termination Fee) shall be released to Ruili Group promptly following its written request.

Article VIII
CONDITIONS TO THE MERGER

Section 8.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction (or mutual waiver by the Company and Parent, if permissible under applicable Law; provided, that the conditions in Section 8.1(a) and Section 8.1(b) cannot be waived by any Person, including the Company, Parent or Merger Sub in any circumstance) of the following conditions:

(a) the Stockholder Approval shall have been obtained in accordance with applicable Law and the certificate of incorporation and bylaws of the Company;

(b) the Unaffiliated Stockholder Approval shall have been obtained; and

(c) (i) other than an Order or a Law or other action described in Section 8.1(c)(ii), no Governmental Entity of any competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order or Law or taken any other action which is then in effect (whether temporary, preliminary or permanent) and has the effect of enjoining, restraining or otherwise prohibiting the consummation of the Merger; and (ii) no Governmental Entity of any competent jurisdiction within the PRC shall have enacted, issued, promulgated, enforced or entered any Order or Law or taken any other action which is then in effect (whether temporary, preliminary or permanent) and has the effect of enjoining, restraining or otherwise prohibiting the consummation of the Merger.

Section 8.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the merger are subject to the satisfaction (or waiver by Parent and Merger Sub) of the following conditions:

(a) (i) Other than the representations and warranties of the Company contained in Section 4.1 (Organization), Section 4.3 (Capitalization), Section 4.4(a) (Authorization), Section 4.10(b) (Absence of Certain Changes) and Section 4.17 (Brokers or Finders), the representations and warranties of the Company contained in this Agreement (disregarding for this purpose of this clause (i) any limitation or qualification of “materiality” or “Company Material Adverse Effect”) shall be true and correct in all respects as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except to the extent such failures to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; and (ii) the representations and warranties set forth in Section 4.1 (Organization), Section 4.3 (Capitalization), Section 4.4(a) (Authorization), Section 4.10(b) (Absence of Certain Changes), and Section 4.17 (Brokers or Finders) shall be true and correct in all respects (except, for de minimis inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

(b) the Company shall have performed all obligations and complied with all covenants, in each case in all material respects, required by this Agreement to be performed or complied with by it at or prior to the Closing;

(c) no Company Material Adverse Effect shall have occurred following the date of this Agreement;

(d) the Company shall have delivered to Parent a certificate, dated as of the Closing Date, signed by an officer of the Company, certifying to the satisfaction of the conditions specified in Section 8.2(a), Section 8.2(b) and Section 8.2(c); and

(e) Parent Required Approvals shall have been obtained.

Section 8.3 Conditions to Company’s Obligations to Effect the Merger. The obligations of Company to effect the merger are subject to the satisfaction (or waiver by Company) of the following conditions:

(a) The representations and warranties of each of Parent and Merger Sub contained in this Agreement shall be true and correct as of the Closing Date as though made on the Closing Date (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which representations and warranties need only be true and correct as of such date or with respect to such period), except where the failure of such representations and warranties of Parent or Merger Sub to be so true and correct (without giving effect to any limitation as to “materiality” or Parent Material Adverse Effect set forth therein), would not individually or in the aggregate, have a Parent Material Adverse Effect;

(b) Parent and Merger Sub shall have performed all obligations and complied with all covenants, in each case in all material respects, required by this Agreement to be performed or complied with by it at or prior to the Closing; and

(c) Parent and Merger Sub shall have delivered to the Company certificates, dated as of the Closing Date, signed by a director of each of Parent and Merger Sub, as the case maybe, certifying as to the satisfaction of the conditions specified in Section 8.3(a) and Section 8.3(b).

Section 8.4 Frustration of Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such party’s failure to comply with this Agreement.

Article IX
TERMINATION

Section 9.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding the adoption of this Agreement by the stockholders of the Company or Merger Sub):

(a) by the mutual written agreement of the Company (in accordance with Section 10.17) and Parent.

(b) by either the Company (in accordance with Section 10.17) or Parent:

(i) if any Governmental Entity having competent jurisdiction shall have, enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect or taken any other action, in each case, permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such Order or other action shall have become final and non-appealable; provided, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to a party whose breach of, or failure to fulfill, any of its obligations under this Agreement has been the cause of, or resulted in, the enactment, issuance, promulgation, enforcement or entry of any such Order or other action;

(ii) if the Company Stockholder Approval shall not have been obtained at the Stockholders’ Meeting (after taking into account any adjournment, postponement or recess thereof); or

(iii) if the Merger shall not have occurred by August 28, 2020 (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.1(b)(iii) shall not be available to any party whose breach of, or failure to fulfill, any of its obligations under this Agreement in any manner has been the cause of, or resulted in, the failure to consummate the Merger by the Termination Date.

(c) by the Company (in accordance with Section 10.17):

(i) if a breach or failure of any representation, warranty or covenant of Parent or Merger Sub set forth in this Agreement, shall have occurred, which breach or failure has given rise to the failure of a condition set forth in Section 8.1 or Section 8.3 and such breach or failure would not be capable of being cured prior to the Termination Date, or if capable of being cured, shall not have been cured within thirty (30) Business Days following receipt by Parent or Merger Sub of written notice from the Company of such breach or failure stating the Company’s intention to terminate this Agreement pursuant to this Section 9.1(c)(i) (or such shorter period of time that remains between the date the Company provides written notice of such breach or failure and the Termination Date); provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(i) if it is then in material breach of this Agreement and such breach would result in any conditions to Closing set forth in Section 8.1 or Section 8.2 not being satisfied;

(ii) if, prior to obtaining the Company Stockholder Approval, the Board or the Special Committee (in accordance with Section 10.17) shall have determined to terminate this Agreement in accordance with Section 6.2(f); provided, that concurrently with the termination of this Agreement by the Company pursuant to this Section 9.1(c)(ii), the Company pays to Parent the Company Termination Fee in immediately available funds; or

(iii) if (A) all the conditions set forth in Section 8.1 and Section 8.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, (B) the Company has irrevocably confirmed in writing to Parent that (1) all the conditions set forth in Section 8.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or that the Company is willing to waive any unsatisfied conditions in Section 8.3, and (2) the Company is prepared to consummate the Closing, and (C) Parent and Merger Sub fail to consummate the Closing within five (5) Business Days following the date on which the Closing should have occurred pursuant to Section 2.2.

(d) by Parent:

(i) if a breach or failure of any representation, warranty or covenant of the Company set forth in this Agreement shall have occurred, which breach or failure has given rise to or would reasonably be expected to give rise to the failure of a condition set forth in Section 8.1 or Section 8.2 and such breach or failure would not be capable of being cured prior to the Termination Date, or if capable of being cured, shall not have been cured within thirty (30) Business Days following receipt by the Company of written notice from Parent of such breach or failure stating Parent’s intention to terminate this Agreement pursuant to this Section 9.1(d)(i) (or such shorter period of time that remains between the date Parent provides written notice of such breach or failure and the Termination Date); provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if it is in material breach of this Agreement and such breach would result in any conditions to Closing set forth in Section 8.1 or Section 8.3 not being satisfied; or

(ii) if, prior to obtaining the Company Stockholder Approval, the Board or the Special Committee (in accordance with Section 10.17) shall have effected a Change in Company Recommendation.

Section 9.2 Effect of Termination. The party terminating this Agreement pursuant to Section 9.1(b), Section 9.1(c) or Section 9.1(d), as the case may be, shall give written notice of such termination to the other party in accordance with this Agreement specifying the provision or provisions hereof pursuant to which such termination is being effected. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto; provided, however, that (i) the terms of Article IX and Article X shall survive any termination of this Agreement, and (ii) subject to Section 9.3, no party shall be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of this Agreement prior to such termination or fraud.

Section 9.3 Fees Following Termination

(a) The Company shall pay, or cause to be paid, to Parent an amount equal to $562,542.67 (the “Company Termination Fee”) in immediately available funds if this Agreement is terminated by: (i) the Company pursuant to Section 9.1(c)(ii), (ii) by Parent pursuant to Section 9.1(d); or (iii) by the Company or Parent pursuant to Section 9.1(b)(ii) or Section 9.1(b)(iii), if in the case of this clause (iii), at the time of such termination, a Competing Proposal shall have been made known to the Company, or shall have been publicly announced or publicly made known, and not publicly and unconditionally withdrawn prior to the earlier of the termination of this Agreement or the Stockholders’ Meeting, and within twelve (12) months after such termination the Company or any of its Subsidiaries enters into a definitive agreement in connection with the same Competing Proposal referred to above that was later consummated or consummates a Competing Transaction, provided that, for purposes of this Section 9.3(a), all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to 50%. Such payment shall be made, in the case of termination pursuant to clause (i) and (ii) above, as promptly as possible (but in any event no later than five (5) Business Days) after the date of such termination, and, in the case of termination pursuant to clause (iii) above, as promptly as possible following the consummation of the Competing Transaction mentioned in clause (iii) above. In no event shall the Company be required to pay the Company Termination Fee on more than one (1) occasion.

(b) Parent shall pay, or cause to be paid, to the Company (1) an amount equal to $1,125,085.35 if this Agreement is terminated by: (i) the Company pursuant to Section 9.1(c)(i) or Section 9.1(c)(iii), or (ii) the Company or Parent pursuant to Section 9.1(b)(iii) at any time at which all of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived; or (2) an amount equal to the reasonable and documented out-of-pocket expenses incurred by the Company and the Special Committee in connection with the Transactions, if this Agreement is terminated by the Company or Parent pursuant to Section 9.1(b)(iii) at any time at which (x) all of the conditions set forth in Article VIII (other than the conditions that by their terms are to be satisfied at the Closing and the conditions set forth in Section 8.2(e)) have been satisfied or waived, and (y) any condition set forth in Section 8.2(e) has not been satisfied or waived by Parent, in each case of (1) and (2), in immediately available funds out of the Deposit Amount (in which event Ruian shall be entitled to retain the Deposit Amount to the extent required to satisfy such amount) (the amount Parent is obligated to pay pursuant to sub-clause (1) or (2) above, the “Parent Termination Fee”). In no event shall the Parent be required to pay any Parent Termination Fee on more than one (1) occasion.

(c) The Company, Parent and Merger Sub acknowledge that the agreements contained in this Section 9.3 are an integral part of the Transactions and that, without these agreements, the parties would not enter into this Agreement. The damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 9.3(a) or Section 9.3(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. In the event that the Company shall fail to pay the Company Termination Fee or Parent shall fail to pay the Parent Termination Fee, when due and in accordance with this Agreement, and, in order to obtain such payment, the Company or Parent, as the case may be, shall reimburse the other party for all reasonable and documented costs and expenses actually incurred or accrued by the other party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.3, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full, at a rate per annum equal to the prime lending rate published in the Wall Street Journal in effect on the date such payment was required to be made. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(d) Notwithstanding anything to the contrary in this Agreement:

(i) Parent’s right to (x) terminate this Agreement and receive the Company Termination Fee pursuant to Section 9.3(a), and (y) receive reimbursement and interest pursuant to Section 9.3(c), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group, other than an order of specific performance pursuant to Section 10.11, against any member of the Company Related Parties for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Transactions to be consummated. For the avoidance of doubt, other than an order of specific performance pursuant to Section 10.11, neither the Company nor any member of the Group Companies shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Company Termination Fee pursuant to Section 9.3(a) and reimbursement and interest pursuant to Section 9.3(c), and in no event shall any member of the Parent Group seek, or permit to be sought, on behalf of any of them, any monetary damages from an Group Companies in connection with this Agreement or any of the Transactions, other than from the Company to the extent provided in Section 9.3(a) and Section 9.3(c). This provision was specifically bargained for and is intended to be for the benefit of, and shall be enforceable by, each member of the Group Companies.

(ii) The Company’s right to (x) terminate this Agreement and receive the Parent Termination Fee pursuant to Section 9.3(b), and (y) receive reimbursement and interest pursuant to Section 9.3(c), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Company Related Parties, other than an order of specific performance pursuant to Section 10.11, against any member of the Parent Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Transactions to be consummated. For the avoidance of doubt, other than an order of specific performance pursuant to Section 10.11, no member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Parent Termination Fee pursuant to Section 9.3(b) and reimbursement and interest pursuant to Section 9.3(c), and in no event shall any member of the Company Related Parties seek, or permit to be sought, on behalf of any of them, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions, other than from Parent to the extent provided in Section 9.3(b) and Section 9.3(c) or from Ruili Group, the Rollover Shareholders and other parties thereto pursuant to the Undertaking. This provision was specifically bargained for and is intended to be for the benefit of, and shall be enforceable by, each member of the Parent Group.

Article X
MISCELLANEOUS

Section 10.1 Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented by written agreement of the parties hereto, by action taken by or on behalf of their respective boards of directors (or individuals holding similar positions) with the Company acting solely through the Special Committee; provided, however, that following receipt of the Company Stockholder Approval, no amendment may be made that would require further approval or authorization by the stockholders of the Company without such further approval or authorization.

Section 10.2 Nonsurvival of Representations and Warranties. Except for those covenants and agreements set forth in Section 1.2, Article II and Article III, Section 7.4 and Section 7.5 and Article IX and this Article X, none of the representations, warranties and agreements in this Agreement or in any schedule, certificate, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement. This Section 10.2 shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the Effective Time.

Section 10.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile or e-mail, (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the second (2nd) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.3):

(a) if to Parent or Merger Sub:

Ruili International Inc.

No. 2666 Kaifaqu Avenue,

Rui’an Economic Development District,

Rui’an City, Zhejiang Province 325200

People’s Republic of China

Attention: Xiaoping Zhang

Email: zxp@sorl.com.cn

with a copy (which shall not constitute notice) to:

O’Melveny & Myers LLP

Yin Tai Centre, Office Tower, 37th Floor

No. 2 Jianguomenwai Ave.

Chao Yang District

Beijing 100022

People’s Republic of China

Attention: Ke Geng Esq.; Nima Amini Esq.

Fax: +86 10 65634201

Email: kgeng@omm.com; namini@omm.com

(b) if to the Company, to:

SORL Auto Parts, Inc.

No. 2666 Kaifaqu Avenue,

Rui’an Economic Development District,

Rui’an City, Zhejiang Province 325200

People’s Republic of China

Attention: Phyllis Huang

Fax: 86-577-65609000

Email: phyllis@sorl.com.cn

With a copy to (which shall not constitute notice):

Fang Xue, Esq.

Gibson, Dunn & Crutcher LLP
Unit 1301, Tower 1, China Central Place

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025, P.R.C.

Tel +86 10 6502 8600

Fax +86 10 6502 8510

Email: fxue@gibsondunn.com

Section 10.4 Interpretation. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 10.5 Counterparts. This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 10.6 Entire Agreement. This Agreement, the Confidentiality Agreement, the Support Agreement and the other Transaction Agreements constitute the entire agreement with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 10.7 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (a) as provided in Section 7.5 or Section 9.3(d) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons) and (b) with respect to Stockholders and only after the Effective Time, for the provisions setting forth the right of the stockholders to receive the Merger Consideration in Article III. Each of Parent, Merger Sub and the Company hereby agrees that its representations, warranties and covenants in this Agreement are for the sole benefit of the other parties hereto.  Persons other than the parties hereto may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

Section 10.8 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic and legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.9 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware applicable to contracts to be made and performed entirely therein without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.

Section 10.10 Disputes.

(a) Each of the Company, Parent and Merger Sub irrevocably agrees that any Legal Proceeding arising out of or relating to this Agreement or any of the Transactions shall be brought and determined in the Court of Chancery of the State of Delaware or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any court of the United States or any state court located in the State of Delaware (and each such party shall not bring any Legal Proceeding arising out of or relating to this Agreement or any of the Transactions in any court other than the aforesaid courts), and each of the Company, Parent and Merger Sub hereby irrevocably submits with regard to any such Legal Proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each of the Company, Parent and Merger Sub hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such Legal Proceeding, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (ii) that it or its property is exempt or immune from jurisdiction of such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) that (x) such Legal Proceeding in any such court is brought in an inconvenient forum, (x) the venue of such Legal Proceeding is improper and (z) this Agreement, the Transactions or the subject matter hereof or thereof, may not be enforced in or by such courts.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE OF ANY OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF ANY SUCH LEGAL PROCEEDING, (II) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 10.10(b).

Section 10.11 Specific Performance.

(a) The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Transactions) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 9.1, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 9.3 (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (ii) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (c) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the Company, Parent, or Merger Sub would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such injunction. Until such time as the Company pays the Company Termination Fee or Parent pays the Parent Termination Fee, the remedies available to each party shall be in addition to any other remedy to which they are entitled to at law or in equity; provided that once the Company pays the Company Termination Fee or Parent pays the Parent Termination Fee, as the case may be, plus reimbursement and interest pursuant to Section 9.3(c), if any, the other party shall no longer be entitled to any other remedies.

(b) Notwithstanding the foregoing subclause (a), the Company’s right to seek or obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief, in each case, with respect to causing Parent and/or Merger Sub to cause the Equity Financing to be funded at any time and/or to effect the Closing in accordance with Section 2.2, on the terms and subject to the conditions in this Agreement, shall be subject to the satisfaction of each of the following conditions: (i) all conditions in Section 8.1 and Section 8.2 (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived, (ii) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.2 and (iii) the Company has irrevocably confirmed in writing that (A) all conditions set forth in Section 8.3 have been satisfied or that it is willing to waive any of the conditions to the extent not so satisfied in Section 8.3 and (B) if specific performance is granted and the Equity Financing is funded, then the Closing will occur.

Section 10.12 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that prior to the Effective Time, Parent and Merger Sub may assign all or any of their rights and obligations to any direct wholly-owned Subsidiary of Parent; provided, that no such assignment shall relieve Parent or Merger Sub of its obligations hereunder if such assignee does not perform such obligations. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns.

Section 10.13 Confidentiality. The confidentiality obligations of the Confidentiality Agreement shall continue in full force and effect until the earlier of the Effective Time or the termination of the Confidentiality Agreement in accordance with its terms.

Section 10.14 Expenses. Subject to Section 9.3, all costs and expenses incurred in connection with the Transactions, the Transaction Agreements and the consummation of the Transactions shall be paid by the party incurring such costs and expenses, whether or not the Transactions are consummated.

Section 10.15 Headings. Headings of the articles and sections of this Agreement and the table of contents, schedules and exhibits are for convenience of the parties only and shall be given no substantive or interpretative effect whatsoever.

Section 10.16 Waivers. Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party or parties entitled to the benefits thereof only by a written instrument signed by the party expressly granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 10.17 Special Committee Approval. Subject to the requirements of applicable Law, any amendment, consent, waiver or other determination to be made, or action to be taken, by the Company or the Board under or with respect to this Agreement shall be made or taken at the direction and upon the approval of, and only at the direction and upon the approval of the Special Committee. Only the Special Committee may pursue any action or litigation with respect to breaches of this Agreement on behalf of the Company.

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be signed by their respective officers or directors thereunto duly authorized as of the date first written above.

SORL AUTO PARTS, INC.

By:	/s/ Xiao Lin
Name: Xiao Lin
Title: Director

[SORL – Signature Page to the Merger Agreement]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be signed by their respective officers or directors thereunto duly authorized as of the date first written above.

Ruili International Inc.

By:	/s/ Xiaoping Zhang
Name: Xiaoping Zhang
Title: Director

RUILI INTERNATIONAL MERGER SUB INC.

By:	/s/ Xiaoping Zhang
Name: Xiaoping Zhang
Title: Director

[SORL – Signature Page to the Merger Agreement]

Exhibit A

Schedule 4.13

1.	Tax Returns. Prior to 2013, the Company engaged EFP Rotenberg LLP to audit the Company’s financial statements and to prepare and file the Company’s tax returns (including Forms 5471). In 2013, the Company engaged MaloneBailey, LLP (“Malone”) to audit its financial statements and Middleton Raines+Zapata, LLP to prepare and file its Delaware franchise reports. In May 2018, the Company engaged Malone for assistance in understanding the implications of Code Section 965. During the course of this engagement, Malone discovered that the Company had not filed tax returns (including Forms 5471) for the periods covering January 1, 2013 through December 31, 2016 and brought this issue to the Company’s attention. Malone and the Company promptly took action to rectify this issue and all applicable tax returns (including Forms 5471) were filed by early 2019. The Company had substantial net operating losses during the January 1, 2013 through December 31, 2016 tax periods and would not have paid any U.S. federal income taxes had the Company timely filed tax returns.

2.	IRS Form 5471. As a result of the tax return filing delays described in Item 1 above, the Company did not timely file IRS Form 5471 with the Internal Revenue Service (the “IRS”) for the taxable periods covering January 1, 2013 through December 31, 2016. The Company’s IRS Form 5471 for the taxable period ending December 31, 2017 was also not timely filed. Consequently, the IRS assessed IRS Form 5471 failure-to-file penalties against the Company for 2013-2017. The Company believes that such penalties and associated interest should be removed on reasonable cause grounds. The following summarizes the Company’s current appeals related to these penalties:

a.	2013. The Company filed a penalty removal request on June 11, 2019 in respect of a Notice of Penalty Charge (Notice CP215) dated May 13, 2019.
b.	2014. The Company filed a penalty removal request on June 11, 2019 in respect of a Notice of Penalty Charge (Notice CP215) dated May 13, 2019.
c.	2015. The Company filed a penalty removal request on June 11, 2019 in respect of a Notice of Penalty Charge (Notice CP215) dated May 13, 2019.
d.	2016. The Company filed a Collection Due Process Hearing request on IRS Form 12153 on May 16, 2019 in respect of a Notice of Intent to Levy and Your Right to Hearing Under IRS Section 6320 dated April 25, 2019. The Company also filed a Collection Due Process Hearing request on IRS Form 12153 on May 16, 2019 in respect of a Notice of Federal Tax Lien Filing dated May 2, 2019.
e.	2017. The Company filed a Collection Due Process Hearing request on IRS Form 12153 on May 16, 2019 in respect of a Notice of Federal Tax Lien Filing dated April 9, 2019.

The above mentioned filings are currently pending with the IRS. On July 29, 2019, an IRS agent contacted the Company’s accountant to acknowledge receipt of the filings. The IRS agent indicated that it would be three or four months before the IRS would be able to review and respond to the filings. The Company has not heard from the IRS since July regarding these filings.

A-1

3.	Section 965(h) Installment Election. The Company filed a tax return for the taxable period ended December 31, 2017 on October 15, 2018. This tax return reflected a total tax due of approximately $11,022,985, all of which related to the transition tax imposed under Code Section 965. In connection with the filing of such return, the Company made an election to pay such amount in installments pursuant to Code Section 965(h), with the first installment amount being approximately $881,838. The IRS appears to have initially overlooked the Company’s Code Section 965(h) installment election as the IRS sent a notice to the Company on December 3, 2018 demanding that the Company pay its total Code Section 965 liability in full plus certain penalties and interest. Such notice shows the Company owing approximately $14,687,212 with respect to the tax period ending December 31, 2017. The IRS subsequently recognized the Company’s Code Section 965(h) installment election as reflected in (i) a letter from the IRS dated March 22, 2019, which letter indicates that the Company owed approximately $1,567,585 in taxes, penalties, and interest for the taxable period ended December 31, 2017, and (ii) an account transcript dated April 1, 2019, which transcript shows the reversal of certain tax, penalty, and interest assessments due to a Code Section 965(h) installment election.

On April 9, 2019, the IRS filed a Notice of Federal Tax Lien against the Company with respect to a December 3, 2018 assessment for the following items: (i) the Company’s first Code Section 965(h) installment payment: $881,838; (ii) a failure-to-file penalty: $198,413 (5 months, beginning on April 15, 2018); (iii) a failure-to-pay penalty: $39,683 (9 months, beginning on April 15, 2018); (iv) a failure-to-pay estimated taxes penalty: $307,134 (covering April 15, 2017 through April 14, 2018); and (v) an interest charge of $42,590. The Company contends that the IRS should not have assessed such penalties and interest. On May 16, 2019, the Company filed a Request for Collection Due Process Hearing with the IRS on IRS Form 12153 and requested that the IRS remove all penalties and associated interest and withdraw the federal tax lien. This filing is currently pending with the IRS. On July 29, 2019, an IRS agent contacted the Company’s accountant to acknowledge receipt of the filings. The IRS agent indicated that it would be three or four months before the IRS would be able to review and respond to the filings. The Company has not heard from the IRS since July regarding this filing.

The Company paid first installment on April 16, 2019 and has not paid the Second installment.

A-2

Schedule 4.16

REAL PROPERTIES

1.	In December 2006, Ruian entered into a lease agreement with Ruili Group with respect to the lease of two apartment buildings at No. 2666, Kaifaqu Avenue, Rui’an Economic Development Zone, Wenzhou, Zhejiang province, China. These two apartment buildings are for Ruian’s management personnel and staff, respectively. The term of the lease is to expire on December 31, 2022. The annual lease expense is RMB 2,100,000 (approximately $305,980).

2.	On May 5, 2016, the Company, through Ruian, entered into a purchase agreement with Ruili Group, pursuant to which the Company agreed to purchase the land use rights and factory facilities located at No. 2666 Kaifaqu Avenue, Rui’an Economic Development Zone, Rui’an City, Zhejiang Province, China (the “Development Zone Facility”). In exchange for the Development Zone Facility, the Company agreed to transfer to Ruili Group the land use rights and factory facilities located at No. 1169 Yumeng Road, Rui’an Economic Development Zone, Rui’an City, Zhejiang Province, China, purchased in 2007 from Ruili Group, plus RMB501,000,000 (approximately $76,533,000) in cash.

The Company has paid a portion of the cash consideration in the amount of RMB481,000,000 (approximately $73,478,000) with the remaining to be paid within 10 days of completion of certain title transfer procedures set forth in the purchase agreement. As of the date hereof, the Company has not yet obtained the land use rights certificate or the property ownership certificate of the Development Zone Facility.

3.	In November 2016, Ruian entered into a lease agreement with Rui’an Xinhua Auto Parts Co., Ltd. for the lease of four complex buildings at No. 66 Jianye Road, Rui’an Economic Development Zone, Wenzhou, Zhejiang province, China. These buildings are used as staff dormitories by Ruian. The initial lease term was from November 15, 2016 to December 31, 2017. The lease was renewed to December 31, 2019. The annual lease expense is RMB 1,910,000 (approximately $278,295).

4.	In July 2017, Ruian purchased plants and its associated land use rights from Yunding Holding Group Co., Ltd. at the purchase price of RMB 60.06 million (approximately $8.87 million) in cash. The total cost including related deed tax and stamp duty is RMB 58.95 million (approximately $8.88 million) net of value-added input tax in association with the purchase, which was fully paid in cash as of December 31, 2017. The title of the plants and the associated land use rights was transferred in July 2017. The allocated costs for the land use rights and the plants are RMB 42.35 million (approximately $6.38 million) and RMB 16.60 million (approximately $2.50 million), respectively. The plants and the associated land use rights will be used to meet Ruian’s growing operational needs. They are located in the east side of the International Auto Parts District, Tangxia Town, Rui’an City, Zhejiang Province, China with a land use area of 33,141 square meters and a building floor area of 25,016 square meters.

5.	In September 2017, the Company entered into an agreement with the Ministry of Land and Resources, Rui’an, to purchase the land use rights for the land located at the intersection of Xianghe Road and North Wansong Road, Binhai New District, Rui’an City, Zhejiang Province, China. The Company prepaid the amount of RMB 51.81 million (approximately $7.93 million) as full payment to purchase the land use rights. The title to the land use rights has not yet been transferred to the Company as of the date hereof.

6.	In December 2017, the Company entered into an agreement with the Ministry of Land and Resources, Rui’an, pursuant to which the Company agreed to purchase the land use rights for the land located at the intersection of Fengjin Road and Wenhua Road, Binhai New District, Rui’an City, Zhejiang Province, China. The Company has fully paid the purchase price of RMB 72.02 million (approximately $11.13 million) under this agreement as of December 31, 2018. The title to the land use rights has not yet been transferred to the Company as of the date hereof.

7.	In April 2018, the Company entered into an agreement with the Ministry of Land and Resources, Ruian, pursuant to which the Company agreed to purchase the land use rights for the land located at the intersection of Tengda Road and Wanghai Road, Economic Development District, Ruian City, Zhejiang Province, China. The Company has made the prepayment of RMB 42.54 million, approximately $6.43 million, during the year ended December 31, 2018. As of the date hereof, the Company has received the land use right certificate for the land but has not yet received the building certificate for the improvements on such land.

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